Exhibit 15.8

EXECUTION VERSION

FACILITY AGREEMENT

dated 12 May 2006

for

PT INDOSAT TBK

as Borrower

arranged by

ABN AMRO BANK N.V., JAKARTA BRANCH

with

FINNISH EXPORT CREDIT LTD

as Original Lender

and

ABN AMRO BANK N.V., STOCKHOLM BRANCH

acting as Facility Agent

TERM FACILITY AGREEMENT

32.	Remedies And Waivers	68

33.	Amendments And Waivers	68

34.	Counterparts	68

35.	Governing Law	69

36.	Enforcement	69

37.	Arbitration	69

THIS AGREEMENT is dated 12 May 2006 and made between:

(1)	PT INDOSAT TBK (the “Borrower”);

(2)	ABN AMRO BANK N.V., JAKARTA BRANCH as mandated lead arranger (the “Arranger”);

(3)	FINNISH EXPORT CREDIT LTD as lender (the “Original Lender”); and

(4)	ABN AMRO BANK N.V., STOCKHOLM BRANCH as agent of the other Finance Parties (the “Facility Agent”).

IT IS AGREED as follows:

SECTION 1

INTERPRETATION

1.	DEFINITIONS AND INTERPRETATION

1.1	Definitions

In this Agreement:

“Affiliate” of any specified Person means:

(a)	any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person, or

(b)	any other Person who is a commissioner or director or officer of:

(i)	such specified Person;

(ii)	any Subsidiary of such specified Person; or

(iii)	any Person described in (a) above.

For the purposes of this definition, “control” when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” have meanings correlative to the foregoing.

“Authorisation” means an authorisation, consent, approval, resolution, licence, exemption, filing, notarisation or registration.

“Availability Period” means the period from and including the date of this Agreement to and including the date falling 60 days from the date of this Agreement.

“Available Commitment” means a Lender’s Commitment at any time minus:

(a)	the amount of its participation in the outstanding Loan at such time; and

(b)	in relation to any proposed Utilisation, the amount of its participation in the Loan that is due to be made on or before the Utilisation Date.

“Available Facility” means the aggregate amount of each Lender’s Available Commitment at any time.

“Board of Directors” means the board of directors of the Borrower or any Restricted Subsidiary, as the case may be, or any committee thereof, duly authorized to act on behalf of such board.

“Board Resolution” means a copy of a resolution certified by the secretary or an assistant secretary of the Borrower to have been duly adopted by the Board of Directors of the Borrower and to be in full force and effect on the date of such certification.

“Break Costs” means the amount (if any) by which:

(a)	the interest which a Lender (or Participant, if applicable) should have received for the period from the date of receipt of all or any part of its participation in the Loan or Unpaid Sum to the last day of the current Interest Period in respect of the Loan or Unpaid Sum, had the principal amount or Unpaid Sum received been paid on the last day of that Interest Period;

exceeds:

(b)	the amount which that Lender (or Participant, if applicable) would be able to obtain by placing an amount equal to the principal amount or Unpaid Sum received by it on deposit with a leading bank in the Relevant Interbank Market for a period starting on the Business Day following receipt or recovery and ending on the last day of the current Interest Period.

“Business Day” means a day (other than a Saturday or Sunday) on which banks are open for general business in London, New York City, Helsinki, Stockholm and Jakarta.

“Capital Lease Obligations” means any obligation under a lease that is required to be capitalized for financial reporting purposes in accordance with GAAP; and the amount of Debt represented by such obligation shall be the capitalized amount of such obligations determined in accordance with GAAP; and the Stated Maturity thereof shall be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be terminated by the lessee without payment of a penalty. For purposes of Clause 20.9 (Liens), a Capital Lease Obligation shall be deemed secured by a Lien on the Property being leased.

“Capital Stock” means with respect to any Person, any shares or other equivalents (however designated) of any class of corporate stock or partnership interests or any other participations, rights, warrants, options or other interests in the nature of an equity interest in such Person, including Preferred Stock, but excluding any debt security convertible or exchangeable into such equity interest.

“CIRR” means the “Commercial Interest Reference Rate” for US dollars, being 3.2 per cent. per annum.

“Commercial Contract” means the purchase orders issued by the Borrower to the Supplier between 25 March 2004 and 19 August 2004 (and to which the Interest Equalisation Offers relate) relating to the purchase of eligible GSM network equipment and eligible related services.

“Commission” means the United States Securities and Exchange Commission.

“Commitment” means:

(a)	in relation to an Original Lender, the amount set opposite its name under the heading “Commitment” in Schedule 1 (The Original Lenders) and the amount of any other Commitment transferred to it under this Agreement; and

(b)	in relation to any other Lender, the amount of any Commitment transferred to it under this Agreement,

to the extent not cancelled, reduced or transferred by it under this Agreement.

“Compliance Certificate” means a certificate substantially in the form set out in Schedule 5 (Form of Compliance Certificate).

“Currency Exchange Protection Agreement” means, in respect of a Person, any foreign exchange contract, currency swap agreement, currency option or other similar agreement or arrangement designed to protect such Person against fluctuations in currency exchange rates.

“Debt” means, with respect to any Person on any date of determination (without duplication):

(a)	the principal of and premium (if any) in respect of debt of such Person for money borrowed and debt evidenced by notes, debentures, bonds or other similar instruments for the payment of which such Person is responsible or liable which in any such case, bears interest or on which interest accrues; and

(b)	all obligations of such Person in relation to accounts payable to such Person’s suppliers which bear interest or on which interest accrues;

“Default” means an Event of Default or any event or circumstance specified in Clause 21 (Events of Default) which would (with the expiry of a grace period, the giving of notice, the making of any determination under the Finance Documents or any combination of any of the foregoing) be an Event of Default.

“Disruption Event” means either or both of:

(a)	a material disruption to those payment or communications systems or to those financial markets which are, in each case, required to operate in order for payments to be made in connection with the Facility (or otherwise in order for the transactions contemplated by the Finance Documents to be carried out) which disruption is not caused by, and is beyond the control of, any of the Parties; or

(b)	the occurrence of any other event which results in a disruption (of a technical or systems-related nature) to the treasury or payments operations of a Party preventing that, or any other Party:

(i)	from performing its payment obligations under the Finance Documents; or

(ii)	from communicating with other Parties in accordance with the terms of the Finance Documents,

(and which (in either such case)) is not caused by, and is beyond the control of, the Party whose operations are disrupted.

“EBITDA” means, for any period, an amount equal to the sum of net consolidated profit plus interest, other operating income and expenses, income tax expense, depreciation and amortisation under GAAP.

“Environmental Claim” means any claim, proceeding or investigation by any person in respect of any Environmental Law.

“Environmental Law” means any applicable law in any jurisdiction in which any member of the Group conducts business which relates to the pollution or protection of the environment or harm to or the protection of human health or the health of animals or plants.

“Environmental Permits” means any permit, licence, consent, approval and other authorisation and the filing of any notification, report or assessment required under any Environmental Law for the operation of the business of any member of the Group conducted on or from the properties owned or used by the relevant member of the Group.

“Equity” means total assets less minority interests less total liabilities.

“Equity Interests” means all Capital Stock and all warrants or options with respect to, or other rights to purchase, Capital Stock, but excluding Debt convertible into equity.

“Event of Default” means any event or circumstance specified as such in Clause 21 (Events of Default).

“Facility” means the term loan facility made available under this Agreement as described in Clause 2 (The Facility).

“Facility Office” means the office or offices notified by a Lender to the Facility Agent in writing on or before the date it becomes a Lender (or, following that date, by not less than five Business Days’ written notice) as the office or offices through which it will perform its obligations under this Agreement.

“Fair Market Value” means, with respect to any Property, the price that could be negotiated in an arm’s-length free market transaction, for cash, between a willing seller and a willing buyer neither of whom is under undue pressure or compulsion to complete the transaction. Fair Market Value shall be determined, except as otherwise provided:

(a)	if such Property has a Fair Market Value equal to or less than US$5 million, by any Officer of the Borrower; or

(b)	if such Property has a Fair Market Value in excess of US$5 million, by a majority of the Board of Directors of the Borrower and evidenced by a Board Resolution of the Borrower, dated within 30 days of the relevant transaction, delivered to the Facility Agent.

“FEC” means Finnish Export Credit Ltd.

“FEC Agent” means ABN AMRO Bank N.V., Stockholm Branch, in its capacity as a counterparty to the Interest Equalisation Agreement.

“Fee Letter” means any letter or letters dated on or about the date of this Agreement between the Arranger and the Borrower (or the Facility Agent and the Borrower) setting out any of the fees referred to in Clause 11 (Fees).

“Finance Document” means this Agreement, any Participation Agreement, any Fee Letter, the Side Letter and any other document designated as such by the Facility Agent and the Borrower.

“Finance Party” means the Facility Agent, the Arranger or a Lender.

“GAAP” means generally accepted accounting principles in Indonesia.

“Group” means the Borrower and its Subsidiaries for the time being.

“Guarantee” means the guarantee to the Notes provided by the Borrower.

“guarantee” means any obligation, contingent or otherwise, of any Person directly or indirectly guaranteeing any Debt of any other Person and any obligation, direct or indirect, contingent or otherwise, of such Person:

(a)	to purchase or pay (or advance or supply funds for the purchase or payment of) such Debt of such other Person (whether arising by virtue of partnership arrangements, or by agreements to keep-well, to purchase assets, goods, securities or services, to take-or-pay or to maintain financial statement conditions or otherwise), or

(b)	entered into for the purpose of assuring in any other manner the obligee against loss in respect thereof (in whole or in part);

provided, however, that the term “guarantee” shall not include:

(i)	endorsements for collection or deposit in the ordinary course of business, or

(ii)	a contractual commitment by one Person to invest in another Person if, as a result of such commitment, such other Person is merged or consolidated into, or transfers all or substantially all of its property to the Borrower or a Restricted Subsidiary, provided that such other Person’s primary business is a Telecommunications Business.

“Hedging Obligation” of any Person means any obligation of such Person pursuant to any Interest Rate Agreement, Currency Exchange Protection Agreement or any other similar agreement or arrangement.

“Holding Company” means, in relation to a company or corporation, any other company or corporation in respect of which it is a Subsidiary.

“Incur” means, with respect to any Debt or other obligation of any Person, to create, issue, incur, extend, assume, guarantee or become liable in respect of such Debt or other obligation or the recording, as required pursuant to GAAP or otherwise, of any such Debt or obligation on the balance sheet of such Person (and “Incurrence” and “Incurred” shall have meanings correlative to the foregoing); provided, however, that any Debt or Capital Stock of a Person existing at the time such Person becomes a Subsidiary (whether by merger, consolidation, acquisition or otherwise) shall be deemed to be Incurred by such Subsidiary at the time it becomes a Subsidiary; provided further, however, that a change in GAAP that results in an obligation of such Person that exists at such time, and is not theretofore classified as Debt, becoming Debt shall not be deemed an Incurrence of such Debt.

“Indonesian Government Obligation” means direct obligations (or certificates representing an ownership interest in such obligations) of the Republic of Indonesia (including any agency or instrumentality thereof) for the payment of which the full faith and credit of the Republic of Indonesia is pledged and which are not callable or redeemable at the issuer’s option. For purposes of the definition of Temporary Cash Investments, Indonesian Government Obligations include mutual funds or money market funds the assets of which are comprised exclusively of Investments in Indonesian Government Obligations.

“Interest Equalisation Agreement” means the interest equalisation agreement executed or to be executed by FEC and the FEC Agent which shall collectively be comprised of:

(a)	the co-operation agreement dated 19 January 2004 (the “Co-operation Agreement”) entered into between FEC and the FEC Agent;

(b)	the general terms and conditions of FEC dated 30 January 2003 (the “General Terms and Conditions”);

(c)	the multi-currency cross-border ISDA Master Agreement dated 19 January 2004 (the “Master Agreement”) entered into between FEC and the FEC Agent;

(d)	the ISDA Schedule to the Master Agreement dated 19 January 2004 entered into between FEC and the FEC Agent; and

(e)	each confirmation (a “Confirmation”), in respect of the Facility, (executed substantially in the form set out in Exhibit 3 of the Co-operation Agreement),

and the expression “Interest Equalisation Agreement” shall include any one or more of the documents listed at (a) to (e) above inclusive.

“Interest Equalisation Agreement Losses” has the meaning referred to in Clause 14.3 (Indemnity relating to Interest Equalisation Agreement).

“Interest Equalisation Offers” means, in each case, the “Interest Equalisation Offer” as that term is defined in the General Terms and Conditions, being, in relation to this Facility, the Interest Equalisation Offers from FEC to the Supplier for supply contracts signed between 25 March 2004 and 19 August 2004, with the reference number 3930/04, renewed in favour of the FEC Agent by a letter from FEC to the FEC Agent dated 21 April 2006.

“Interest Expense” means for any period, interest expense on Debt.

“Interest Period” means, in relation to the Loan, each period determined in accordance with Clause 9 (Interest Periods) and in relation to an Unpaid Sum, each period determined in accordance with Clause 8.3 (Default Interest).

“Interest Rate Agreement” means, for any Person, any interest rate swap agreement, interest rate cap agreement, interest rate collar agreement or other similar agreement designed to protect against fluctuations in interest rates or reduce borrowing costs and/or costs of Currency Exchange Protection Agreements.

“Investment” by any Person means any direct or indirect loan (other than (i) advances to customers in the ordinary course of business that are recorded as accounts receivable on the balance sheet of such Person and (ii) advances or prepayments of compensation for the personal services of employees of the Borrower or any of the Restricted Subsidiaries made in the ordinary course and consistent with the compensation of similar employees), advance or other extension of credit or capital contribution (by means of transfers of cash or other Property to others or payments for Property or services for the account or use of others, or otherwise) to, or Incurrence of a guarantee of any obligation of, or purchase or acquisition of Capital Stock, bonds, notes, debentures or other securities or evidence of Debt issued by, any other Person. In determining the amount of any Investment made by transfer of any Property other than cash, such Property shall be valued at its Fair Market Value at the time of such Investment.

“Lender” means:

(a)	the Original Lender; and

(b)	any bank or financial institution which has become a Party in accordance with Clause 22 (Changes to the Lenders),

which in each case has not ceased to be a Party in accordance with the terms of this Agreement.

“LIBOR” means, in relation to the Loan:

(a)	the applicable Screen Rate; or

(b)	(if no Screen Rate is available for dollars or for the Interest Period of the Loan) the arithmetic mean of the rates (rounded upwards to four decimal places) as supplied to the Facility Agent at its request quoted by the Reference Banks to leading banks in the London interbank market, as of the Specified Time on the Quotation Day for the offering of deposits in dollars and for a period comparable to the Interest Period for the Loan.

“Lien” means, with respect to any Property of any Person, any mortgage or deed of trust, pledge, hypothecation, assignment, deposit arrangement, security interest, lien, charge, easement (other than any easement not materially impairing usefulness or marketability), encumbrance, preference, priority or other security agreement or preferential arrangement of any kind or nature whatsoever on or with respect to such Property (including any Capital Lease Obligation, conditional sale or other title retention agreement having substantially the same economic effect as any of the foregoing or any Sale and Leaseback Transaction).

“Loan” means the loan made under the Facility or the principal amount outstanding for the time being of the loan.

“Local Temporary Cash Investments” means Investments of the type described in clause (b) and (c) of the definition of “Temporary Cash Investments” issued by or entered into with PT Bank Mandiri (Persero) Tbk, PT Bank Negara Indonesia (Persero) Tbk, PT Bank Rakyat Indonesia Tbk, PT Bank Danamon Indonesia Tbk, PT Bank Umum Koperasi Indonesia, PT Bank Central Asia Tbk or any other bank organized under the laws of the Republic of Indonesia whose long-term debt is rated as high or higher than any of those banks; provided that at least one year’s interest is deposited with the Indonesian branch of Citibank, Deutsche Bank, HSBC, Standard Chartered or ABN AMRO or any bank meeting the requirements described in clause (b) of the definition of Temporary Cash Investments.

“Majority Lenders” means:

(a)	if the Loan is not outstanding, a Lender or Lenders whose Commitments aggregate more than 66 2/3% of the Total Commitments (or, if the Total Commitments have been reduced to zero, aggregated more than 66 2/3% of the Total Commitments immediately prior to the reduction); or

(b)	at any other time, a Lender or Lenders whose participations in the Loan then outstanding aggregate more than 66 2/3% of the Loan outstanding.

“Margin” means 0.95 per cent. per annum.

“Material Adverse Effect” means a material adverse effect on:

(a)	the business or financial condition of the Borrower or the Group taken as a whole;

(b)	the ability of the Borrower to perform its obligations under the Finance Documents; or

(c)	the validity or enforceability of the Finance Documents or the rights or remedies of any Finance Party under the Finance Documents.

“Material License” means, with respect to the Borrower or a Restricted Subsidiary, a license, authorisation or concession to operate a Telecommunications Business, which, at the time of determination, accounts for more than 10% of the EBITDA for the four full fiscal quarters next preceding the date of determination for which consolidated financial statements are available.

“Month” means a period starting on one day in a calendar month and ending on the numerically corresponding day in the next calendar month, except that:

(a)	if the numerically corresponding day is not a Business Day, that period shall end on the next Business Day in that calendar month in which that period is to end if there is one, or if there is not, on the immediately preceding Business Day; and

(b)	if there is no numerically corresponding day in the calendar month in which that period is to end, that period shall end on the last Business Day in that calendar month.

The above rules will only apply to the last Month of any period.

“Moody’s” means Moody’s Investors Service, Inc. or any successor to the rating agency business thereof.

“Non-Recourse Debt” means Debt:

(a)	as to which neither the Borrower nor any of its Restricted Subsidiaries (1) provides credit support of any kind (including any undertaking, agreement or instrument that would constitute Debt) (other than pledges of Equity Interests of Unrestricted Subsidiaries for the benefit of lenders of Unrestricted Subsidiaries), (2) is directly or indirectly liable as a guarantor or otherwise or (3) constitutes the lender; and

(b)	no default with respect to which (including any rights that the holders of the Debt may have to take enforcement action against an Unrestricted Subsidiary) would permit upon notice, lapse of time or both any holder of any other Debt (other than the Notes) of the Borrower or any of its Restricted Subsidiaries to declare a default on such other Debt or cause the payment of the Debt to be accelerated or payable prior to its Stated Maturity.

“Notes” means the notes issued by Indosat International Finance Company B.V. pursuant to the Offering Memorandum.

“Offering Memorandum” means the offering memorandum dated 15 June 2005 relating to US$250,000,000 7.125% guaranteed notes due 2012 issued by Indosat International Finance Company B.V.

“Officer” means the President Director, Deputy President Director or any Director of the Borrower.

“Officers’ Certificate” means a certificate signed by two Officers of the Borrower, at least one of whom shall be the principal executive officer or principal financial officer of the Borrower and delivered to the Facility Agent.

“Original Financial Statements” means in relation to the Borrower, its audited financial statements for its financial year ended 31 December 2005.

“Participant” means in respect of a Lender, any Person approved in writing by the Borrower (in its sole discretion) who has made or will make a loan or advance or make available amounts to such Lender to enable it to fulfil its obligations under this Agreement pursuant to a Participation Agreement between such Participant and such Lender.

“Participation” means the aggregate principal amounts owed or payable to a Participant by the relevant Lender pursuant to a Participation Agreement.

“Participation Agreement” means an agreement pursuant to which a Participant has agreed to make a loan or advance amounts to a Lender to enable such Lender to fulfil its obligations under this Agreement.

“Party” means a party to this Agreement.

“Permitted Liens” means:

(a)	Liens to secure Purchase Money Debt of the Borrower or any Restricted Subsidiary; provided that:

(i)	the aggregate principal amount of such Debt subject to such Liens does not exceed 100% of the sum of (i) the Fair Market Value (on the date of the Incurrence thereof) of the applicable Telecommunications Assets, (ii) the Fair Market Value of any services to be provided to the Borrower or such Restricted Subsidiary by the seller of the applicable Telecommunications Assets in connection with the construction and installation of such assets, (iii) the amount of interest on such Debt permitted to be capitalized during the period of construction and installation of such assets under GAAP and (iv) any fees required to be paid by the Borrower or such Restricted Subsidiary with respect to such Debt; and

(ii)	any such Lien may not extend to any Property of the Borrower or Restricted Subsidiary, other than the Property acquired, constructed or leased with the proceeds of such Purchase Money Debt and any improvements or accessions to such Property;

(b)	Liens for taxes, assessments or governmental charges or levies on the Property of the Borrower or any Restricted Subsidiary if the same shall not at the time be delinquent or thereafter can be paid without penalty, or are being contested in good faith and by appropriate proceedings promptly instituted and diligently concluded; provided that any reserve or other appropriate provision that shall be required in conformity with GAAP shall have been made therefor;

(c)	Liens imposed by law, such as carriers’, warehousemen’s and mechanics’ Liens and other similar Liens, on the Property of the Borrower or any Restricted Subsidiary arising in the ordinary course of business and securing payment of obligations that are not more than 60 days past due or are being contested in good faith and by appropriate proceedings;

(d)	Liens on the Property of the Borrower or any Restricted Subsidiary Incurred in the ordinary course of business to secure performance of obligations with respect to statutory or regulatory requirements, performance or return-of-money bonds, surety bonds or other obligations of a like nature and incurred in a manner consistent with industry practice, in each case which are not Incurred in connection with the borrowing of money, the obtaining of advances or credit or the payment of the deferred purchase price of Property and which do not in the aggregate impair in any material respect the use of Property in the operation of the business of the Borrower and the Restricted Subsidiaries taken as a whole;

(e)	Liens on Property at the time the Borrower or any Restricted Subsidiary acquired such Property, including any acquisition by means of a merger or consolidation with or into the Borrower or any Restricted Subsidiary; provided, however, that any such Lien may not extend to any other Property of the Borrower or any Restricted Subsidiary; provided further, however, that such Liens shall not have been Incurred in anticipation of or in connection with the transaction or series of transactions pursuant to which such Property was acquired by the Borrower or any Restricted Subsidiary;

(f)	Liens on the Property of a Person at the time such Person becomes a Restricted Subsidiary; provided, however, that (i) any such Lien may not extend to any other Property of the Borrower or any Restricted Subsidiary that is not a direct Subsidiary of such Person and (ii) any such Lien was not Incurred in anticipation of or in connection with the transaction or series of transactions pursuant to which such Person became a Restricted Subsidiary;

(g)	Pledges or deposits by the Borrower or any Restricted Subsidiary under workmen’s compensation laws, unemployment insurance laws or similar legislation, or good faith deposits in connection with bids, tenders, contracts (other than for the payment of Debt) or leases to which the Borrower or any Restricted Subsidiary is party, or deposits to secure public or statutory obligations of the Borrower, or deposits for the payment of rent, in each case Incurred in the ordinary course of business;

(h)	Utility easements, building restrictions and such other encumbrances or charges against real Property as are of a nature generally existing with respect to properties of a similar character;

(i)	Liens existing on the date of this Agreement not otherwise described in clauses (a) through (h) above;

(j)	Liens on the Property of the Borrower or any Restricted Subsidiary to secure any Refinancing, in whole or in part, of any Debt secured by Liens referred to in clauses (e), (f) or (g) above; provided, however, that any such Lien shall be limited to all or part of the same Property that secured the original Lien (together with improvements and accessions to such Property) and the aggregate principal amount of Debt that is secured by such Lien shall not be increased to an amount greater than the sum of:

(i)	the outstanding principal amount, or, if greater, the committed amount, of the Debt secured by Liens described under clauses (e), (f) or (g) above at the time the original Lien became a Permitted Lien under the Indenture; and

(ii)	an amount necessary to pay any fees and expenses, including premiums and defeasance costs, incurred by the Issuer or such Restricted Subsidiary in connection with such Refinancing;

(k)	Liens on the assets of Unrestricted Subsidiaries, or on the Capital Stock of Unrestricted Subsidiaries, that secure Non-Recourse Debt of Unrestricted Subsidiaries;

(l)	Liens not otherwise permitted by clauses (a) through (k) above securing Debt not in excess of US$25 million outstanding at any time; and

(m)	Liens encumbering customary initial deposits and margin deposits, netting provisions and setoff rights, in each case securing Debt under Hedging Obligations.

“Preferred Stock” means any Capital Stock of a Person, however designated, which entitles the holder thereof to a preference with respect to the payment of dividend, or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution of such Person, over shares of any other class of Capital Stock issued by such Person.

“Property” means, with respect to any Person, any interest of such Person in any kind of property or asset, whether real, personal or mixed, or tangible or intangible, including Capital Stock in, and other securities of, any other Person. For purposes of any calculation required pursuant to the Indenture, the value of any Property shall be its Fair Market Value.

“Purchase Money Debt” means Debt:

(a)	consisting of the deferred purchase price of Telecommunications Assets, conditional sale obligations, obligations under any title retention agreement, other purchase money obligations and obligations in respect of industrial revenue bonds, in each case where the maturity of such Debt does not exceed the anticipated useful life of the Telecommunications Assets being financed; and

(b)	incurred to finance the acquisition, construction or lease by the Borrower or a Restricted Subsidiary of Telecommunications Assets, including additions and improvements thereto,

provided, however, that such Debt is Incurred within 180 days after the acquisition, construction or lease of such Telecommunications Assets by the Borrower or such Restricted Subsidiary.

“Quotation Day” means, in relation to any period for which an interest rate is to be determined, two Business Days before the first day of that period unless market practice differs in the Relevant Interbank Market, in which case the Quotation Day will be determined by the Facility Agent in accordance with market practice in the Relevant Interbank Market (and if quotations would normally be given by leading banks in the Relevant Interbank Market on more than one day, the Quotation Day will be the last of those days).

“Reference Banks” means the principal London offices of ABN AMRO Bank N.V., The Hongkong and Shanghai Banking Corporation and Deutsche Bank AG or such other banks as may be appointed by the Facility Agent in consultation with the Borrower.

“Reimbursement” means the Loan, the proceeds of which are payable to the Borrower or its order (to be applied in its discretion), and in respect of which the Borrower has delivered to the Facility Agent, in accordance with Clause 5 (Utilisation), a Utilisation Request.

“Relevant Interbank Market” means the London interbank market.

“Repay” means, in respect of any Debt, to repay, prepay, repurchase, redeem, legally defease or otherwise retire such Debt. “Repayment” and “Repaid” shall have correlative meanings.

“Repayment Date” means each of the days which are 6, 12, 18, 24, 30, 36, 42, 48, 54, 60 Months after the date of the Starting Point of Credit but if any such date is not a Business Day, then that Repayment Date shall be deemed to be the immediately succeeding Business Day.

“Repayment Instalment” means each instalment for repayment of the Loan referred to in Clause 6.1 (Repayment of the Loan).

“Repeating Representations” means each of the representations set out in Clauses 17.1 (Status) to 17.6 (Governing law and enforcement), Clause 17.9 (No default), paragraph (d) of Clause 17.10 (No misleading information), Clause 17.12 (Pari passu ranking) and Clause 17.13 (No proceedings pending or threatened).

“Restricted Subsidiary” means a Subsidiary of the Borrower unless such Subsidiary has been and remains designated as an “Unrestricted Subsidiary” for the purpose of, under, and in accordance with the Notes or, if the Notes are no longer outstanding, means a Subsidiary that is a consolidated Subsidiary of the Borrower for the purpose of its most recent audited consolidated financial statements.

“S&P” means Standard & Poor’s Ratings Services or any successor to the rating agency business thereof.

“Sale and Leaseback Transaction” means any direct or indirect arrangement relating to Property now owned or hereafter acquired whereby the Borrower or any Subsidiary transfers such Property to another Person and the Borrower or such Subsidiary leases it back from such Person.

“Screen Rate” means the British Bankers’ Association Interest Settlement Rate for dollars for the relevant period, displayed on the appropriate page of the Telerate screen. If the agreed page is replaced or service ceases to be available, the Facility Agent may specify another page or service displaying the appropriate rate after consultation with the Borrower and the Lenders.

“Securities Act” means the U.S. Securities Act of 1933, as amended from time to time.

“Security” means a mortgage, charge, pledge, lien or other security interest securing any obligation of any person or any other agreement or arrangement having a similar effect.

“Side Letter” means the side letter between the Borrower and ABN AMRO Bank N.V., Jakarta Branch dated on or about the date hereof regarding certain obligations of the Borrower to ABN AMRO Bank N.V., Jakarta Branch.

“Specified Time” means a time determined in accordance with Schedule 6 (Timetables).

“Starting Point of Credit” means the date of this Agreement.

“Stated Maturity” means, with respect to any security, the date specified in such security as the fixed date on which the payment of principal of such security is due and payable, including pursuant to any mandatory redemption provision (but excluding any provision providing for the repurchase of such security at the option of the holder thereof upon the happening of any contingency beyond the control of the issuer unless such contingency has occurred).

“Subordinated Obligation” means any Debt of the Borrower (whether outstanding on the date of this Agreement or thereafter Incurred) that is subordinate or junior in right of payment to the Notes and the Guarantee pursuant to a written agreement to that effect.

“Subsidiary” means in relation to any company or corporation, a company or corporation:

(a)	which is controlled, directly or indirectly, by the first mentioned company or corporation;

(b)	more than half the issued share capital of which is beneficially owned, directly or indirectly by the first mentioned company or corporation; or

(c)	which is a Subsidiary of another Subsidiary of the first mentioned company or corporation,

and for this purpose, a company or corporation shall be treated as being controlled by another if that other company or corporation is able to direct its affairs and/or to control the composition of its board of directors or equivalent body.

“Supplier” means Nokia Corporation, Finland and/or PT Nokia Networks, Indonesia as the context may require.

“Taxes” means any tax, levy, impost, duty or other charge or withholding of a similar nature (including any penalty or interest payable in connection with any failure to pay or any delay in paying any of the same) and “Tax” and “Taxation” shall be construed accordingly.

“Telecommunications Assets” means (a) any Property (other than cash, cash equivalents and Capital Stock or other securities) to be owned by the Borrower or any Restricted Subsidiary and used in the Telecommunications Business; or (b) Capital Stock of a Person that becomes a Restricted Subsidiary as a result of the acquisition of such Capital Stock by the Borrower or another Restricted Subsidiary from any Person other than an Affiliate of the Borrower; provided, however, that, in the case of clause (b), such Person is primarily engaged in the Telecommunications Business; and provided further, however, that for purposes of the definition of Purchase Money Debt, Telecommunications Assets shall consist only of Property described in clause (a) above and shall not include Property constituting all or substantially all the assets of a business or an operating unit of a business.

“Telecommunications Business” means the business of (a) transmitting, or providing services relating to the transmission of, voice, video or data, (b) constructing, creating, developing or marketing communications networks, related network transmission equipment, software and other devices for use in a communications business or (c) evaluating, participating in or pursuing any other activity or opportunity that is primarily related to those identified in clauses (a) or (b) above; provided that the determination of what constitutes a Telecommunications Business shall be made in good faith by the board of directors of the Borrower.

“Temporary Cash Investments” means any of the following:

(a)	Investments in U.S. Government Obligations and Indonesian Government Obligations maturing within 365 days of the date of acquisition thereof; provided that the amount of Investments in Indonesian Government Obligations at any one time outstanding, together with the amount of Investments in SBIs made under clause (c) below, shall not exceed an aggregate amount of US$50 million;

(b)	Investments in time deposit accounts, certificates of deposit and money market deposits maturing within 90 days of the date of acquisition thereof issued by a bank or trust company organized under the laws of the United States of America or any state thereof, Australia, Belgium, Canada, England, France, Germany, Hong Kong, the Netherlands, New Zealand, Singapore and Spain having capital, surplus and undivided profits aggregating in excess of US$500 million and whose long-term debt is rated “A-3” or “A-” or higher according to Moody’s or S&P (or such similar equivalent rating by at least one “nationally recognized statistical rating organization” (as defined in Rule 436 under the Securities Act));

(c)	Investments in Sertifikat Bank Indonesia (“SBI”) issued by Bank Indonesia maturing within 365 days of the acquisition thereof; provided that the amount of Investments in SBIs at any one time outstanding, together with the amount of Investments in Indonesian Government Obligations made under clause (a) above, shall not exceed an aggregate amount of US$50 million;

(d)	repurchase obligations with a term of not more than 30 days for underlying securities of the types described in clause (a) entered into with:

(i)	a bank meeting the qualifications described in clause (b) above, or

(ii)	any primary government securities dealer reporting to the Market Reports Division of the Federal Reserve Bank of New York;

(e)	Investments in commercial paper, maturing not more than 90 days after the date of acquisition, issued by a corporation (other than an Affiliate of the Borrower) organized and in existence under the laws of the United States of America with a rating at the time as of which any Investment therein is made of “P-1” (or higher) according to Moody’s or “A-1” (or higher) according to S&P (or such similar equivalent rating by at least one “nationally recognized statistical rating organization” (as defined in Rule 436 under the Securities Act));

(f)	Investments in debt securities issued by a corporation (other than an Affiliate of the Borrower) organized and in existence under the laws of the Republic of Indonesia with a rating at the time as of which any Investment therein is made of “B3” (or higher) according to Moody’s or “B-” (or higher) according to S&P (or such similar equivalent rating by at least one “nationally recognized statistical rating organization” (as defined in Rule 436 under the Securities Act)); provided that such Investments at any one time outstanding shall not exceed US$10 million;

(g)	direct obligations (or certificates representing an ownership interest in such obligations) of any state of the United States of America (including any agency or instrumentality thereof) for the payment of which the full faith and credit of such state is pledged and which are not callable or redeemable at the issuer’s option; provided that:

(i)	the long-term debt of such state is rated “A-3” or “A-” or higher according to Moody’s or S&P (or such similar equivalent rating by at least one “nationally recognized statistical rating organization” (as defined in Rule 436 under the Securities Act)), and

(ii)	such obligations mature within 180 days of the date of acquisition thereof;

(h)	Investments in debt securities maturing not more than 365 days after the date of acquisition issued by a corporation (other than an Affiliate of the Borrower), the repayment of principal of which is guaranteed by a bank or trust company meeting the requirements described in clause (b) of this definition; provided that the amount of such Investments at any one time outstanding shall not exceed US$10 million; and

(i)	Investments in money market mutual funds with a rating at the time as of which any Investment therein is made of “Aa2” (or higher) according to Moody’s or “AA” (or higher) according to S&P (or such similar equivalent rating by at least one “nationally recognized statistical rating organization” (as defined in Rule 436 under the Securities Act)).

“Termination Date” means the date which is 60 Months after the Starting Point of Credit.

“Total Commitments” means US$38,000,000, (representing the eligible amount of the Commercial Contract, being a maximum of 85% of the export value plus a maximum of 85% of the local costs, however not exceeding a value of a maximum of 15% of the export value thereunder) at the date of this Agreement (as calculated by the Supplier and confirmed by FEC).

“Transfer Certificate” means a certificate substantially in the form set out in Schedule 4 (Form of Transfer Certificate) or any other form agreed between the Facility Agent and the Borrower.

“Transfer Date” means, in relation to a transfer, the later of:

(a)	the proposed Transfer Date specified in the Transfer Certificate; and

(b)	the date on which the Facility Agent executes the Transfer Certificate.

“Unpaid Sum” means any sum due and payable but unpaid by the Borrower under the Finance Documents.

“Unrestricted Subsidiary” means any Subsidiary of the Borrower that is not a Restricted Subsidiary.

“U.S. Government Obligations” means direct obligations (or certificates representing an ownership interest in such obligations) of the United States of America (including any agency or instrumentality thereof) for the payment of which the full faith and credit of the United States of America is pledged and which are not callable or redeemable at the issuer’s option.

“Utilisation” means the utilisation of the Facility.

“Utilisation Date” means the date of Utilisation, being the date on which the Loan is to be made.

“Utilisation Request” means a notice substantially in the form set out in Part I of Schedule 3 (Form of Utilisation Request).

“VAT” means value added tax or goods and services tax and any other tax of a similar nature.

“Voting Stock” of any Person means all classes of Capital Stock or other interests (including partnership interests) of such Person then outstanding and normally entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof.

“Wholly-Owned Subsidiary” means, at any time, a Restricted Subsidiary all the Voting Stock of which (except directors’ qualifying shares) is at such time owned, directly or indirectly, by the Borrower and its other Wholly-Owned Subsidiaries.

1.2	Construction

(a)	Unless a contrary indication appears, any reference in this Agreement to:

(i)	the “Facility Agent”, the “Arranger”, any “Finance Party”, any “Lender” or any “Party” shall be construed so as to include its successors in title, permitted assigns and permitted transferees;

(ii)	“assets” or “properties” includes present and future properties, revenues and rights of every description;

(iii)	an “authorised signatory” means a person that has been duly authorised by another person (the “other person”) to execute or sign any Finance Document (or other document or notice to be executed or signed by the other person under or in connection with any Finance Document) on behalf of that other person;

(iv)	a “Finance Document” or any other agreement or instrument is a reference to that Finance Document or other agreement or instrument as amended or novated;

(v)	“indebtedness” includes any obligation (whether incurred as principal or as surety) for the payment or repayment of money, whether present or future, actual or contingent;

(vi)	a “person” or “Person” includes any person, firm, company, corporation, government, state or agency of a state or any association, trust or partnership (whether or not having separate legal personality) of two or more of the foregoing;

(vii)	a “regulation” includes any regulation, rule, official directive, request or guideline (whether or not having the force of law) of any governmental, intergovernmental or supranational body, agency, department or regulatory, self-regulatory or other authority or organisation;

(viii)	a provision of law is a reference to that provision as amended or re-enacted; and

(ix)	a time of day is a reference to London time.

(b)	Section, Clause and Schedule headings are for ease of reference only and shall not affect the construction of this Agreement.

(c)	Unless a contrary indication appears, a term used in any other Finance Document or in any notice given under or in connection with any Finance Document has the same meaning in that Finance Document or notice as in this Agreement.

(d)	A Default (other than an Event of Default) is “continuing” if it has not been remedied or waived and an Event of Default is “continuing” if it has not been waived.

1.3	Currency Symbols and Definitions

“$” and “dollars” denote lawful currency of the United States of America.

1.4	Third party rights

(a)	Unless expressly provided to the contrary in a Finance Document, a person who is not a Party has no right under the Contracts (Rights of Third Parties) Act 1999 (the “Third Parties Act”) to enforce or to enjoy the benefit of any term of this Agreement.

(b)	Notwithstanding any term of any Finance Document, the consent of any person who is not a Party is not required to rescind or vary this Agreement at any time.

SECTION 2

THE FACILITY

2.	THE FACILITY

2.1	The Facility

Subject to the terms of this Agreement, the Lenders agree to make available to the Borrower a dollar term loan facility up to an aggregate amount equal to the Total Commitments.

2.2	Finance Parties’ rights and obligations

(a)	The obligations of each Finance Party under the Finance Documents are several. Failure by a Finance Party to perform its obligations under the Finance Documents does not affect the obligations of any other Party under the Finance Documents. No Finance Party is responsible for the obligations of any other Finance Party under the Finance Documents.

(b)	The rights of each Finance Party under or in connection with the Finance Documents are separate and independent rights and any debt arising under the Finance Documents to a Finance Party from the Borrower shall be a separate and independent debt.

(c)	A Finance Party may, except as otherwise stated in the Finance Documents, separately enforce its rights under the Finance Documents.

3.	PURPOSE

3.1	Purpose

The Borrower shall apply all amounts borrowed by it under the Facility towards financing (through Reimbursement) but not more than the Total Commitments.

3.2	Monitoring

No Finance Party is bound to monitor or verify the application of any amount borrowed pursuant to this Agreement.

3.3	Independence of Facility Agreement

The Finance Parties shall not be responsible for the performance of the Commercial Contract and shall not have any obligation to intervene in any dispute arising out of the performance of the Commercial Contract. Any claim which the Borrower may have against the Supplier or any other parties (and/or their successors or assignees) and/or the Supplier’s failure to fulfil its obligations under the Commercial Contract shall not affect the obligation of the Borrower to make payments under this Agreement and shall not be used as a defence against or set-off, counter claim or cross-complaint to its obligation to make such payments.

4.	CONDITIONS OF UTILISATION

4.1	Initial conditions precedent

The Borrower may not deliver the Utilisation Request unless the Facility Agent has received all of the documents and other evidence listed in Schedule 2 (Conditions precedent) in form and substance reasonably satisfactory to the Facility Agent. The Facility Agent shall notify the Borrower and the Lenders promptly upon being so reasonably satisfied.

4.2	Further conditions precedent

The Lenders will only be obliged to comply with Clause 5.3 (Lenders’ participation) if on the date of the Utilisation Request and on the proposed Utilisation Date:

(a)	no Default is continuing or would result from the proposed Loan;

(b)	the Repeating Representations to be made by the Borrower are true in all material respects;

(c)	the Facility Agent has received not later than three Business Days prior to the proposed Utilisation Date, a confirmation from the Supplier in the form set out in Part II of Schedule 3 (Form of Supplier’s Confirmation for Reimbursement); and

(d)	no Loan has already been made.

SECTION 3

UTILISATION

5.	UTILISATION

5.1	Delivery of the Utilisation Request

The Borrower may utilise the Facility (by way of a Reimbursement) by delivery to the Facility Agent of a duly completed Utilisation Request not later than the Specified Time. There shall be only one Utilisation Request.

5.2	Completion of the Utilisation Request

The Utilisation Request is irrevocable and will not be regarded as having been duly completed unless the proposed Utilisation Date is a Business Day within the Availability Period.

5.3	Lenders’ participation

(a)	If the conditions set out in Clause 4 (Conditions of Utilisation) of this Agreement have been met, each Lender shall make its participation in the Loan available by the Utilisation Date through its Facility Office.

(b)	The amount of each Lender’s participation in the Loan will be equal to the proportion borne by its Available Commitment to the Available Facility immediately prior to making the Loan.

(c)	The Facility Agent shall promptly notify each Lender of the amount of the Loan and the amount of its participation in the Loan following receipt by it of the Utilisation Request, in each case by the Specified Time.

SECTION 4

REPAYMENT, PREPAYMENT AND CANCELLATION

6.	REPAYMENT

6.1	Repayment of the Loan

The Borrower shall repay the Loan made to it in instalments by repaying on each Repayment Date (to the Facility Agent for the account of FEC as Lender) an amount which reduces the amount of the outstanding Loan by an amount equal to one-tenth of the Loan borrowed by the Borrower as at close of business in Sweden on the last day of the Availability Period (after taking into account any amounts already prepaid under Clause 7 (Prepayment and Cancellation)).

6.2	Reborrowing

The Borrower may not reborrow any part of the Facility which is repaid.

7.	PREPAYMENT AND CANCELLATION

7.1	Illegality

If, at any time, it is or will become unlawful in any applicable jurisdiction for a Lender to perform any of its obligations as contemplated by this Agreement or to fund or maintain its participation in the Loan or for any Participant of such Lender to perform any of its obligations as contemplated by a Participation Agreement or to fund or maintain its participation thereunder:

(a)	that Lender shall promptly notify the Facility Agent upon becoming aware of that event;

(b)	upon the Facility Agent notifying the Borrower, the Commitment of that Lender will be immediately cancelled; and

(c)	the Borrower shall repay that Lender’s participation in the Loan made to the Borrower on the last day of the Interest Period for the Loan occurring after the Facility Agent has notified the Borrower or, if earlier, the date specified by the Lender in the notice delivered to the Facility Agent (being no earlier than the last day of any applicable grace period permitted by law).

7.2	Voluntary cancellation

The Borrower may at any time prior to the Utilisation Date and prior to the end of the Availability Period, if it gives the Facility Agent not less than 15 days’ (or such shorter period as the Majority Lenders may agree) prior notice, cancel the whole or any part (being a minimum amount of US$10,000,000) of the Available Facility. Any cancellation under this Clause 7.2 shall reduce the Commitments of the Lenders rateably.

7.3	Voluntary prepayment of the Loan

(a)	The Borrower may, if it gives the Facility Agent not less than 15 days’ (or such shorter period as the Majority Lenders may agree) prior notice, prepay the whole or any part of the Loan (but, if in part, being an amount that reduces the amount of the Loan by a minimum amount of US$10,000,000 and in integral multiples of US$1,000,000).

(b)	The Loan may only be prepaid after the last day of the Availability Period (or, if earlier, the day on which the Available Facility is zero).

(c)	Any prepayment under this Clause 7.3 shall satisfy the obligations under Clause 6.1 (Repayment of the Loan) in inverse chronological order.

7.4	Right of repayment and cancellation in relation to a single Lender

(a)	If:

(i)	any sum payable to any Lender by the Borrower is required to be increased under paragraph (c) of Clause 12.2 (Tax gross-up); or

(ii)	any Lender claims indemnification from the Borrower under Clause 12.3 (Tax indemnity) or Clause 13 (Increased costs),

the Borrower may, whilst the circumstance giving rise to the requirement or indemnification continues, give the Facility Agent notice of cancellation of the Commitment of that Lender and its intention to procure the repayment of that Lender’s participation in the Loan.

(b)	On receipt of a notice referred to in paragraph (a) above, the Commitment of that Lender shall immediately be reduced to zero.

(c)	On the last day of each Interest Period which ends after the Borrower has given notice under paragraph (a) above (or, if earlier, the date specified by the Borrower in that notice), the Borrower shall repay that Lender’s participation in the Loan.

7.5	Prepayment and Cancellation pursuant to the Side Letter

If the Borrower is:

(a)	required to pay to a Participant any amount pursuant to the Side Letter in respect of any Increased Cost (as defined in the Side Letter) of such Participant then, without prejudice to the obligations of the Borrower under the Side Letter, the Borrower may, whilst the circumstances continue, serve a notice on the relevant Lender through the Facility Agent of prepayment in respect of an amount not exceeding the amount of such Participant’s Agreed Participation (as defined in the Side Letter) and of cancellation not exceeding the amount of such Participant’s Agreed Commitment (as defined in the Side Letter) (in each case as notified to it, on its request, by the relevant Lender through the Facility Agent). On or before the last day of the current Interest Period, the Borrower shall prepay to the Facility Agent for the account of the relevant Lender such aggregate amount of the Loan due to that Lender as is equal to the amount of such Participant’s Agreed Participation, together with all accrued interest thereon and any Break Cost or other amount payable under the indemnity contained in Clause 14 (Other Indemnities) with respect to such prepayment, if any. On the date on which such prepayment is made, an amount of that Lender’s Commitment, equal to the amount of such Participant’s Agreed Commitment (as defined in the Side Letter) shall be cancelled; or

(b)	required by a Participant, pursuant to the terms of the Side Letter, and as a result of an event of Illegality (as defined in the Side Letter), to prepay to the relevant Lender in respect of such Participant the amount of such Participant’s Agreed Participation (as defined in the relevant Participation Agreement) and/or to cancel an amount of such Lender’s undrawn Commitment not exceeding the amount of such Participant’s Agreed Commitment (as defined in the relevant Participation Agreement), then, without prejudice to any other obligations of the Borrower under the Side Letter, the Borrower may, whilst the circumstances continue, serve a notice on the relevant Lender through the Facility Agent of prepayment in respect of an amount not exceeding the amount of such Participant’s Agreed Participation and of cancellation not exceeding the amount of such Participant’s Agreed Commitment (as defined in the relevant Participation Agreement) (in each case as notified to it, on its request, by the relevant Lender through the Facility Agent). On or before the last day of the current Interest Period (or, if earlier, the date specified by the Lender being no earlier than the last day of any grace period permitted by law), the Borrower shall prepay to the Facility Agent for the account of the relevant Lender such aggregate amount of that Lender’s share of the Loan not exceeding the amount of such Participant’s Agreed Participation (as defined in the relevant Participation Agreement), together with all accrued interest thereon and any Break Costs or other amount payable under the indemnity contained in Clause 14 (Other indemnities) with respect to such prepayment, if any. On the date on which such prepayment is made, an amount of that Lender’s Commitment, not exceeding the amount of such Participant’s Agreed Commitment, as defined in the relevant Participant Agreement, shall be cancelled.

7.6	Restrictions

(a)	Any notice of cancellation or prepayment given by any Party under this Clause 7 shall be irrevocable and, unless a contrary indication appears in this Agreement, shall specify the date or dates upon which the relevant cancellation or prepayment is to be made and the amount of that cancellation or prepayment.

(b)	Any prepayment under this Agreement shall be made together with accrued interest on the amount prepaid and, subject to any Break Costs (and without double counting, any amount payable pursuant to Clause 14.3 (Indemnity relating to Interest Equalisation Agreement)), without premium or penalty.

(c)	The Borrower may not reborrow any part of the Facility which is prepaid.

(d)	The Borrower shall not repay or prepay all or any part of the Loan or cancel all or any part of the Commitments except at the times and in the manner expressly provided for in this Agreement.

(e)	If the Facility Agent receives a notice under this Clause 7 it shall promptly forward a copy of that notice to either the Borrower or the affected Lender or Lenders, as appropriate.

SECTION 5

COSTS OF UTILISATION

8.	INTEREST

8.1	Calculation of interest

The rate of interest on the Loan for each Interest Period is the percentage rate per annum which is the aggregate of the applicable:

(a)	Margin; and

(b)	CIRR.

8.2	Payment of interest

On the last day of each Interest Period the Borrower shall pay (to the Facility Agent, for the account of FEC) accrued interest on the Loan to which that Interest Period relates.

8.3	Default interest

(a)	If the Borrower fails to pay any amount payable by it under a Finance Document to which it is a party on its due date, interest shall accrue on the overdue amount from the due date up to the date of actual payment (both before and after judgment) at a rate which is the sum of two per cent and the higher of (i) CIRR and (ii) LIBOR for a deposit of an amount comparable to the defaulted amount, for such period as the Facility Agent may from time to time in its reasonable opinion select, at or about 11.00 a.m. London time on the relevant Quotation Day. Any interest accruing under this Clause 8.3 shall be immediately payable by the Borrower on demand by the Facility Agent.

(b)	Default interest (if unpaid) arising on an overdue amount will be compounded with the overdue amount at the end of each Interest Period applicable to that overdue amount but will remain immediately due and payable.

8.4	Notification of rates of interest

The Facility Agent shall promptly notify the Lenders and the Borrower of the determination of a rate and amount of interest payable for each Interest Period.

9.	INTEREST PERIODS

9.1	Duration of Interest Periods

(a)	Each Interest Period shall be six (6) Months.

(b)	An Interest Period for the Loan shall not extend beyond a Repayment Date or the Termination Date.

(c)	Each Interest Period for the Loan shall start on the Utilisation Date or (if already made) on the last day of its preceding Interest Period.

9.2	Non-Business Days

If an Interest Period would otherwise end on a day which is not a Business Day, that Interest Period will instead end on the next Business Day in that calendar month (if there is one) or the preceding Business Day (if there is not).

10.	CHANGES TO THE CALCULATION OF INTEREST

10.1	Market Disruption

If, in relation to the Loan, the Facility Agent determines that one or more of the Lenders or of the Participants in respect of any Lender is not able to obtain Dollars in the London interbank market, or in the case of a determination of LIBOR pursuant to Clause 8.3 (Default Interest) or a Participation Agreement adequate means do not exist for ascertaining LIBOR (including, for the avoidance of doubt where a display rate for LIBOR is not available and only one Reference Bank has quoted at the Facility Agent’s request), the Facility Agent shall notify the Borrower and:

(a)	in the case of the unavailability of Dollars:

(i)	the Loan shall not be made while such circumstances continue to exist;

(ii)	unless within 30 (thirty) days of the giving of the notice, the Lenders and Borrower agree an alternative basis for continuing the Facility (and any alternative basis notified in writing shall be retroactive to and effective from the commencement of the relevant Interest Period) the Borrower shall prepay to the Lenders the Loan, together with all accrued interest thereon within 10 (ten) Business Days after the end of the 30 (thirty) day period; and

(b)	in the case adequate means do not exist for ascertaining LIBOR (in the case of Clause 8.3 (Default Interest), where LIBOR is expressed to be a component of the interest applying to an amount outstanding hereunder), the interest rate applicable to each Lender’s portion of such amount from time to time during each relevant period when such means do not exist shall be the rate per annum which is notified to the Facility Agent by such Lender before the last day of each such period to be that which expresses as a percentage rate per annum the cost to such Lender and its Participants of funding from whatever sources they may select its portion of such amount or its obligations under its Participation Agreement, as applicable, during such period (plus where applicable in the case of a determination of the default rate as provided in Clause 8.3 (Default Interest), 2%); and

(c)	while either of paragraph (a) or (b) above applies, the Lenders shall periodically (but at least monthly) determine whether circumstances are such that the alternative basis is no longer necessary and if the Lenders so determine, the Facility Agent shall notify the Borrower and such alternative basis shall cease to be effective on such date as is specified by the Facility Agent.

10.2	Break Costs

(a)	The Borrower shall, within three Business Days of demand by a Finance Party, pay to that Finance Party its Break Costs attributable to all or any part of the Loan or Unpaid Sum being paid by the Borrower on a day other than the last day of an Interest Period for the Loan or Unpaid Sum.

(b)	Each Lender shall, as soon as reasonably practicable after a demand by the Facility Agent, provide a certificate confirming the amount of its Break Costs and (without obliging it to disclose any confidential information) such reasonable detail it may be able to provide regarding the calculation of its Break Costs, for any Interest Period in which they accrue.

11.	FEES

11.1	Arrangement fee

The Borrower shall pay to the Arranger (for its own account) an arrangement fee in the amount and at the times agreed in a Fee Letter.

11.2	Agency fee

The Borrower shall pay to the Facility Agent (for its own account) an agency fee in the amount and at the times agreed in a Fee Letter.

11.3	FEC Commitment Fee

(a)	The Borrower shall pay to the Facility Agent (for the account of FEC) a commitment fee in dollars computed at the rate of 0.10 per cent. per annum on FEC’s Available Commitment for the Availability Period.

(b)	The accrued commitment fee is payable on the last day of the Availability Period and, if cancelled in full, as the cancelled amount of FEC’s Commitment at the time the cancellation is effective.

11.4	FEC Fee

The Borrower shall pay to the Facility Agent (for the account of FEC) a fee in dollars which accrues at the rate of 0.05 per cent. per annum on the amount of the Loan; such fee shall be payable on the first Repayment Date (for the period between the Utilisation Date and the first Repayment Date) and thereafter, on each subsequent Repayment Date (for the period between the previous Repayment Date and such subsequent Repayment Date).

SECTION 6

ADDITIONAL PAYMENT OBLIGATIONS

12.	TAX GROSS UP AND INDEMNITIES

12.1	Definitions

(a)	In this Clause 12:

“Protected Party” means a Finance Party or a Participant which is or will be subject to any liability, or required to make any payment, for or on account of Tax in relation to a sum received or receivable (or any sum deemed for the purposes of Tax to be received or receivable) under a Finance Document or a Participation Agreement.

“Tax Deduction” means a deduction or withholding for or on account of Tax from a payment under a Finance Document or a Participation Agreement.

(b)	Unless a contrary indication appears, in this Clause 12 a reference to “determines” or “determined” means a determination made in the absolute discretion of the person making the determination.

12.2	Tax gross-up

(a)	The Borrower shall make all payments to be made by it without any Tax Deduction, unless a Tax Deduction is required by law.

(b)	The Borrower shall promptly upon becoming aware that it must make a Tax Deduction (or that there is any change in the rate or the basis of a Tax Deduction) notify the Facility Agent accordingly. Similarly, a Lender shall notify the Facility Agent on becoming so aware in respect of a payment payable to that Lender. If the Facility Agent receives such notification from a Lender it shall notify the Borrower.

(c)	If a Tax Deduction is required by law to be made by the Borrower, or by a Lender in respect of payments to a Participant, the amount of the payment due from the Borrower shall be increased to an amount which (after making any Tax Deduction) leaves an amount equal to the payment which would have been due if no Tax Deduction had been required.

(d)	If the Borrower is required to make a Tax Deduction, the Borrower shall make that Tax Deduction and any payment required in connection with that Tax Deduction within the time allowed and in the minimum amount required by law.

(e)	Within thirty (30) days of making either a Tax Deduction or any payment required in connection with that Tax Deduction, the Borrower shall deliver to the Facility Agent for the Finance Party entitled to the payment evidence reasonably satisfactory (which may include if available, without limitation, an original receipt (or certified copy thereof)) to that Finance Party that the Tax Deduction has been made or (as applicable) any appropriate payment paid in accordance with law or regulation to the relevant taxing authority.

12.3	Tax indemnity

(a)	The Borrower shall (within three Business Days of demand by the Facility Agent) pay to a Protected Party an amount equal to the loss, liability or cost which that Protected Party determines will be or has been (directly or indirectly) suffered for or on account of Tax by that Protected Party in respect of a Finance Document or a Participation Agreement.

(b)	Paragraph (a) above shall not apply:

(i)	with respect to any Tax assessed on a Protected Party:

(A)	under the law of the jurisdiction in which that Protected Party is incorporated or, if different, the jurisdiction (or jurisdictions) in which that Protected Party is treated as resident for tax purposes; or

(B)	under the law of the jurisdiction in which that Protected Party’s Facility Office is located in respect of amounts received or receivable in that jurisdiction,

if that Tax is imposed on or calculated by reference to the net income received or receivable (but not any sum deemed to be received or receivable) by that Protected Party; or

(ii)	to the extent a loss, liability or cost is compensated for by an increased payment under Clause 12.2 (Tax gross-up).

(c)	A Protected Party making, or intending to make a claim under paragraph (a) above shall promptly notify the Facility Agent of the event which will give, or has given, rise to the claim, following which the Facility Agent shall notify the Borrower.

(d)	A Protected Party shall, on receiving a payment from the Borrower under this Clause 12.3, notify the Facility Agent.

12.4	Stamp taxes

The Borrower shall pay and, within three Business Days of demand, indemnify each Finance Party against any cost, loss or liability that Finance Party incurs in relation to all stamp duty, registration and other similar Taxes payable in respect of any Finance Document.

12.5	Value added tax

(a)	All amounts set out, or expressed to be payable under a Finance Document by any Party to a Finance Party which (in whole or in part) constitute the consideration for VAT purposes shall be deemed to be exclusive of any VAT which is chargeable on such supply, and accordingly, subject to paragraph (c) below, if VAT is chargeable on any supply made by any Finance Party to any Party under a Finance Document, that Party shall pay to the Finance Party (in addition to and at the same time as paying the consideration) an amount equal to the amount of the VAT (and such Finance Party shall promptly provide an appropriate VAT invoice to such Party).

(b)	If VAT is chargeable on any supply made by any Finance Party (the “Supplier”) to any other Finance Party (the “Recipient”) under a Finance Document, and any Party (the “Relevant Party”) is required by the terms of any Finance Document to pay an amount equal to the consideration for such supply to the Supplier (rather than being required to reimburse the Recipient in respect of that consideration), such Party shall also pay to the Supplier (in addition to and at the same time as paying such amount) an amount equal to the amount of such VAT. The Recipient will promptly pay to the Relevant Party an amount equal to any credit or repayment from the relevant tax authority which it reasonably determines relates to the VAT chargeable on that supply.

(c)	Where a Finance Document requires any Party to reimburse a Finance Party for any costs or expenses, that Party shall also at the same time pay and indemnify the Finance Party against all VAT incurred by the Finance Party in respect of the costs or expenses to the extent that the Finance Party reasonably determines that neither it nor any other member of any group of which it is a member for VAT purposes is entitled to credit or repayment from the relevant tax authority in respect of the VAT.

13.	INCREASED COSTS

13.1	Increased costs

(a)	Subject to Clause 13.3 (Exceptions) the Borrower shall, within three Business Days of a demand by the Facility Agent, pay to a Finance Party the amount of any Increased Costs incurred by that Finance Party or any Participant in respect of such Finance Party as a result of (i) the introduction of or any change in (or in the interpretation, administration or application of) any law or regulation or (ii) compliance with any law or regulation made after the date of this Agreement.

(b)	In this Agreement “Increased Costs” means:

(i)	a reduction in the rate of return from the Facility or on a Finance Party’s (or Participant’s) overall capital;

(ii)	an additional or increased cost; or

(iii)	a reduction of any amount due and payable under any Finance Document or a Participation Agreement,

which is incurred or suffered by a Finance Party or any Participant of such Finance Party, to the extent that it is attributable to that Finance Party having entered into its Commitment or funding or performing its obligations under any Finance Document, or as the case may be, that Participant entering into a Participation Agreement or funding or performing its obligations thereunder.

13.2	Increased cost claims

(a)	A Finance Party intending to make a claim pursuant to Clause 13.1 (Increased costs) shall notify the Facility Agent of the event giving rise to the claim, following which the Facility Agent shall promptly notify the Borrower.

(b)	Each Finance Party shall, as soon as practicable after a demand by the Facility Agent, provide a certificate confirming the amount of Increased Costs.

13.3	Exceptions

(a)	Clause 13.1 (Increased costs) does not apply to the extent any Increased Cost is:

(i)	attributable to a Tax Deduction required by law to be made by the Borrower;

(ii)	compensated for by Clause 12.3 (Tax indemnity) (or would have been compensated for under Clause 12.3 (Tax indemnity) but was not so compensated solely because any of the exclusions in paragraph (b) of Clause 12.3 (Tax indemnity) applied); or

(iii)	attributable to the wilful breach by the relevant Finance Party of any law or regulation.

(b)	In this Clause 13.3, a reference to a “Tax Deduction” has the same meaning given to the term in Clause 12.1 (Definitions).

14.	OTHER INDEMNITIES

14.1	Currency indemnity

(a)	If any sum due from the Borrower under the Finance Documents to which it is party (a “Sum”), or any order, judgment or award given or made in relation to a Sum, has to be converted from the currency (the “First Currency”) in which that Sum is payable into another currency (the “Second Currency”) for the purpose of:

(i)	making or filing a claim or proof against the Borrower;

(ii)	obtaining or enforcing an order, judgment or award in relation to any litigation or arbitration proceedings,

the Borrower shall as an independent obligation, within seven Business Days of demand, indemnify each Finance Party to whom that Sum is due against any cost, loss or liability arising out of or as a result of the conversion including any discrepancy between (A) the rate of exchange used to convert that Sum from the First Currency into the Second Currency and (B) the rate or rates of exchange available to that person at the time of its receipt of that Sum.

(b)	The Borrower waives any right it may have in any jurisdiction to pay any amount under the Finance Documents in a currency or currency unit other than that in which it is expressed to be payable.

14.2	Other indemnities

The Borrower shall, within seven Business Days of demand, indemnify each Finance Party against any cost, loss or liability incurred by that Finance Party as a result of:

(a)	the occurrence of any Event of Default;

(b)	a failure by the Borrower to pay any amount due under a Finance Document on its due date, or the receipt by any Lender of all or any part of the Loan or an Unpaid Sum by way of voluntary or mandatory prepayment or otherwise than on the date originally scheduled or a date on which repayment is to be made pursuant to Clause 6 (Repayment);

(c)	funding, or making arrangements to fund, its participation in the Loan requested by the Borrower in the Utilisation Request but not made by reason of the operation of any one or more of the provisions of this Agreement (other than by reason of default or negligence by that Finance Party alone); or

(d)	the Loan (or part of the Loan) not being prepaid in accordance with a notice of prepayment given by the Borrower.

Without prejudice to its generality, the foregoing indemnity shall extend to any costs to a Lender of breaking any interest rate exchange arrangements or matched funding arrangements (including interest lost) entered into it for the purpose of the making available its share of the Loan on a fixed rate basis, any other breakage costs or loss of margin and to any interest, fees or other sum whatsoever paid or payable on account of any funds borrowed in order to carry any Unpaid Sum.

14.3	Indemnity relating to Interest Equalisation Agreement

Notwithstanding any other provision of this Agreement, the Borrower shall fully indemnify the FEC Agent on its demand from and against all costs, fees, expenses, claims, proceedings, expenses, losses, damages and liabilities of every description under the Interest Equalisation Agreement, (collectively the “Interest Equalisation Agreement Losses”) which are incurred by the FEC Agent and any Lender in good faith and which in any way relate to or arise out of the Interest Equalisation Agreement or any action taken or omitted by the FEC Agent in enforcing or preserving, or in attempting to enforce or preserve, any of the rights of the FEC Agent under the Interest Equalisation Agreement provided that the Borrower shall only be liable to indemnify the FEC Agent in respect of such Interest Equalisation Agreement Losses which the FEC Agent actually incurs as a consequence of: (1) any mandatory or other prepayment or receipt by any Lender of any Repayment Instalment otherwise than on the date originally scheduled as a date on which repayment is to be made pursuant to Clause 6 (Repayment) (including, for the avoidance of doubt, as a result of the occurrence of an Event of Default), cancellation of the Facility or the Loan or otherwise pursuant to the operation of any of the provisions of this Agreement; and/or (2) any breach by the FEC Agent of any of its obligations under the Interest Equalisation Agreement to the extent such obligations relate directly to any of the events in sub-paragraph (1) above (subject to sub-paragraphs (i), (ii) and (iii) in the proviso below), and only then, notwithstanding any provision to the contrary contained in the Interest Equalisation Agreement, in respect solely of the Interest Equalisation Agreement Losses incurred by the FEC Agent which relate solely to any Transaction (as that term is defined in the General Terms and Conditions) which has been entered into in relation to this Agreement, provided further that the Borrower shall not be liable for any Interest Equalisation Agreement Losses in the event they arose as a result of, or in connection with (i) any wilful misconduct and/or gross negligence on the part of the FEC Agent and/or (ii) any default by the FEC Agent of its obligations under the Interest Equalisation Agreement and/or (iii) any Transaction (as defined in the General Terms and Conditions) other than the Transaction entered into in relation to this Agreement. For the purpose of Clause 1.4 (Third Party Rights) the FEC Agent may rely upon this Clause.

No amount shall be payable by the Borrower under this Clause 14.3 unless:

(i)	the Borrower, FEC and the FEC Agent have consulted with each other as to appropriate measures to reduce the Interest Equalisation Agreement Losses; and

(ii)	the FEC Agent, without undue delay after the occurrence of the event giving rise to the Borrower’s liability to cover the Interest Equalisation Agreement Losses has taken all reasonable measures to mitigate and reduce the Interest Equalisation Agreement Losses considered necessary under (i) above;

provided however that the refusal of the Borrower or FEC to consult on appropriate matters in accordance with (i) above shall not affect the rights of the FEC Agent.

It is acknowledged that no Finance Party shall be entitled to recover under this Clause 14.3 any amounts for costs, losses or claims which that Finance Party has already recovered pursuant to any other provision of this Agreement.

14.4	Indemnity to the Facility Agent

The Borrower shall promptly indemnify the Facility Agent against any cost, loss or liability incurred by the Facility Agent (acting reasonably) as a result of:

(a)	investigating any event which it reasonably believes is a Default; or

(b)	acting or relying on any notice, request or instruction which it reasonably believes to be genuine, correct and appropriately authorised.

15.	MITIGATION BY THE LENDERS

15.1	Mitigation

(a)	Each Finance Party shall, in consultation with the Borrower, take all reasonable steps to mitigate any circumstances which arise and which would result in any amount becoming payable under or pursuant to, or cancelled pursuant to, any of Clause 7.1 (Illegality), Clause 12 (Tax gross-up and indemnities), Clause 13 (Increased costs) including (but not limited to) transferring its rights and obligations under the Finance Documents to another Affiliate or Facility Office.

(b)	Paragraph (a) above does not in any way limit the obligations of the Borrower under the Finance Documents.

15.2	Limitation of liability

(a)	The Borrower shall indemnify each Finance Party for all costs and expenses reasonably incurred by that Finance Party as a result of steps taken by it under Clause 15.1 (Mitigation).

(b)	A Finance Party is not obliged to take any steps under Clause 15.1 (Mitigation) if, in the opinion of that Finance Party (acting reasonably), to do so might be prejudicial to it.

16.	COSTS AND EXPENSES

16.1	Legal costs and expenses

The Borrower shall within five Business Days of receipt of demand pay the Facility Agent and the Arranger the amount of all costs and expenses reasonably incurred by any of them in engaging legal counsel (acting for ABN AMRO Bank N.V.) in connection with the negotiation, preparation, printing and execution of:

(a)	this Agreement and any other documents referred to in this Agreement; and

(b)	any other Finance Documents executed after the date of this Agreement,

provided that such costs and expenses shall be subject to any agreed caps.

16.2	Amendment costs

If (a) the Borrower requests an amendment, waiver or consent or (b) an amendment is required pursuant to Clause 27.9 (Change of currency), the Borrower shall, within seven Business Days of demand, reimburse the Facility Agent for the amount of all costs and expenses (including legal fees) reasonably incurred by the Facility Agent in responding to, evaluating, negotiating or complying with that request or requirement.

16.3	Enforcement costs

The Borrower shall, within seven Business Days of demand, pay to each Finance Party the amount of all costs and expenses (including legal fees) incurred by that Finance Party in connection with the enforcement of, or the preservation of any rights under, any Finance Document.

SECTION 7

REPRESENTATIONS, UNDERTAKINGS AND EVENTS OF DEFAULT

17.	REPRESENTATIONS

The Borrower makes the representations and warranties set out in this Clause 17 to each Finance Party on the date of this Agreement.

17.1	Status

(a)	It is a corporation, duly incorporated and validly existing under the law of its jurisdiction of incorporation.

(b)	It and each of its Subsidiaries has the power to own its assets and carry on its business as it is being conducted.

17.2	Binding obligations

The obligations expressed to be assumed by it in each Finance Document and the Commercial Contract are, subject to any general principles of law as at the date of this Agreement limiting its obligations which are specifically referred to in any legal opinion delivered pursuant to Clause 4 (Conditions of Utilisation), legal, valid, binding and enforceable obligations subject to the laws of bankruptcy and other laws affecting the rights of creditors generally.

17.3	Non-conflict with other obligations

The entry into and performance by it of, and the transactions contemplated by, the Finance Documents or the Commercial Contract do not and will not conflict with:

(a)	any law or regulation applicable to it;

(b)	its or any of its Subsidiaries’ constitutional documents ; or

(c)	any agreement or instrument binding upon it or any of its Subsidiaries or any of its or any of its Subsidiaries’ assets.

17.4	Power and authority

It has the power to enter into, perform and deliver, and has taken all necessary action to authorise its entry into, performance and delivery of, the Finance Documents to which it is a party and the Commercial Contract and the transactions contemplated by those Finance Documents and the Commercial Contract.

17.5	Validity and admissibility in evidence

All Authorisations required or desirable:

(a)	to enable it lawfully to enter into, exercise its rights and comply with its obligations in the Finance Documents to which it is a party and the Commercial Contract; and

(b)	to make the Finance Documents and the Commercial Contract to which it is a party admissible in evidence in its jurisdiction of incorporation,

have been obtained or effected and are in full force and effect.

17.6	Governing law and enforcement

(a)	The choice of English law as the governing law of the Finance Documents will be recognised and enforced in its jurisdiction of incorporation.

(b)	Any judgment obtained in England in relation to a Finance Document will be recognised and enforced in its jurisdiction of incorporation.

17.7	Deduction of Tax

It is not required to make any deduction for or on account of Tax from any payment it may make under any Finance Document.

17.8	No filing or stamp taxes

Under the law of its jurisdiction of incorporation it is not necessary that the Finance Documents or the Commercial Contract be filed, recorded or enrolled with any court or other authority in that jurisdiction or that any stamp, registration or similar tax be paid on or in relation to the Finance Documents or the Commercial Contract or the transactions contemplated by the Finance Documents or the Commercial Contract other than (a) the reporting to and filing of, this Agreement by the Borrower with each of Bank Indonesia, the Department of Finance and the Foreign Commercial Loan Team; and (b) the payment of stamp duty of Rp6,000 on this Agreement.

17.9	No default

(a)	No Event of Default is continuing or might reasonably be expected to result from the making of any Utilisation.

(b)	No other event or circumstance is outstanding which constitutes a default under any other agreement or instrument which is binding on it or any of its Subsidiaries or to which its (or any of its Subsidiaries’) assets are subject which might have a Material Adverse Effect.

17.10	No misleading information

All written information supplied by any member of the Group is true, complete and accurate in all material respects as at the date it was given and is not misleading in any respect.

17.11	Financial statements

(a)	Its Original Financial Statements were prepared in accordance with GAAP consistently applied unless expressly disclosed to the Facility Agent in writing to the contrary before the date of this Agreement.

(b)	Its Original Financial Statements fairly represent its financial condition and operations during the relevant financial year unless expressly disclosed to the Facility Agent in writing to the contrary before the date of this Agreement.

(c)	There has been no material adverse change in its business or financial condition since 31 December 2005 which could reasonably be expected materially to affect the ability of the Borrower to observe or perform its payment obligations under this Agreement.

17.12	Pari passu ranking

Its payment obligations under the Finance Documents rank at least pari passu with the claims of all its other unsecured and unsubordinated creditors, except for obligations mandatorily preferred by law applying to companies generally.

17.13	No proceedings pending or threatened

As far as the Borrower is aware, no litigation, arbitration or administrative proceedings of or before any court, arbitral body or agency which, if adversely determined, might reasonably be expected to have a Material Adverse Effect have been started or threatened against it or any of its Subsidiaries.

17.14	Environmental compliance

Each member of the Group has performed and observed in all material respects all Environmental Law, Environmental Permits and all other material covenants, conditions, restrictions or agreements directly or indirectly concerned with any contamination, pollution or waste or the release or discharge of any toxic or hazardous substance in connection with any real property which is or was at any time owned, leased or occupied by any member of the Group or on which any member of the Group has conducted any activity where failure to do so might reasonably be expected to have a Material Adverse Effect.

17.15	Environmental Claims

As far as the Borrower is aware, no Environmental Claim has been commenced is threatened against any member of the Group where that claim would be reasonably likely, if determined against that member of the Group to have a Material Adverse Effect.

17.16	Taxation

(a)	It has duly paid and discharged all Taxes imposed upon it or its assets (save to the extent that (i) payment is being contested in good faith, (ii) it has maintained adequate reserves for those Taxes and (iii) payment can be lawfully withheld).

(b)	It is not materially overdue in the filing of any Tax returns.

(c)	No claims are being or are reasonably likely to be asserted against it with respect to Taxes.

17.17	No Immunity

In any proceedings taken in its jurisdiction of incorporation in relation to this Agreement, it will not be entitled to claim for itself or any of its assets immunity from suit, execution, attachment or other legal process.

17.18	Private and commercial acts

Its execution of the Finance Documents constitutes, and its exercise of its rights and performance of its obligations hereunder will constitute, private and commercial acts done and performed for private and commercial purposes.

17.19	Confirmation

Neither it nor any member of the Group has promised, offered or given a bribe to a domestic or foreign official and no such person nor anyone acting on its behalf has engaged in or will engage in any such corrupt activity in connection with the export transaction contemplated by the Commercial Contract.

17.20	Repetition

The Repeating Representations are deemed to be made by the Borrower (by reference to the facts and circumstances then existing) on the date of each Utilisation Request and the first day of each Interest Period.

18.	INFORMATION UNDERTAKINGS

The undertakings in this Clause 18 remain in force from the date of this Agreement for so long as any amount is outstanding under the Finance Documents or any Commitment is in force.

18.1	Financial statements

(a)	The Borrower shall:

(i)	as soon as the same become available, but in any event within 180 days after the end of the Borrower’s relevant financial year, publish on its website the Borrower’s audited consolidated financial statements in English for each financial year of the Borrower;

(ii)	as soon as the same become available, but in any event within 60 days after the end of each of the first three quarters of each of its financial years, publish on its website the Borrower’s unaudited consolidated financial statements in English for that period.

(b)	If a Lender determines that publication of the financial statements listed at paragraphs (a)(i) and (ii) above on the Borrower’s website is not sufficient to satisfy any law or regulation applicable to that Lender, the Borrower shall, following a request by that Lender, promptly supply a copy of its financial statements.

18.2	Compliance Certificate

(a)	The Borrower shall supply to the Facility Agent as soon as the Borrower’s audited consolidated financial statements become available, but in any event within 180 days after the end of the Borrower’s relevant financial year, a Compliance Certificate setting out (in reasonable detail) computations as to compliance with Clause 19 (Financial covenants) as at the date as at which those financial statements were drawn up.

(b)	Each Compliance Certificate shall be signed by an Officer.

18.3	Requirements as to financial statements

The Borrower shall procure that each set of financial statements published (or delivered if applicable) pursuant to Clause 18.1 (Financial statements) is prepared using GAAP.

18.4	Information: miscellaneous

The Borrower shall supply to the Facility Agent (in sufficient copies for all the Lenders, if the Facility Agent so requests):

(a)	all documents dispatched by the Borrower to its shareholders (or any class of them) or its creditors generally at the same time as they are dispatched;

(b)	promptly upon becoming aware of them, the details of any litigation, arbitration or administrative proceedings which are current, threatened or pending against any member of the Group, and which might, if adversely determined, have a Material Adverse Effect; and

(c)	promptly, such further information regarding the financial condition, business and operations of any member of the Group as any Finance Party (through the Facility Agent) may reasonably request.

18.5	Notification of default

(a)	The Borrower shall notify the Facility Agent of any Default (and the steps, if any, being taken to remedy it) promptly upon becoming aware of its occurrence.

(b)	Promptly upon a request by the Facility Agent, the Borrower shall supply to the Facility Agent a certificate signed by an Officer, on its behalf certifying that no Default is continuing (or if a Default is continuing, specifying the Default and the steps, if any, being taken to remedy it).

19.	FINANCIAL COVENANTS

19.1	Financial definitions

In this Clause 19:

“Relevant Period” means each period of twelve months ending on the last day of the Borrower’s financial year and each period of twelve months ending on the last day of each of the first three quarters of the Borrower’s financial year.

19.2	Financial condition

The Borrower shall ensure that:

(a)	the ratio of the aggregate Debt of the Group at the end of a Relevant Period to EBITDA of the Group in respect of such Relevant Period shall not at any time exceed 3.5:1;

(b)	the ratio of EBITDA of the Group for any Relevant Period to aggregate Interest Expense of the Group for that Relevant Period shall at all times for each Relevant Period ending in 2006 be at least 2.5:1 and at all times for each Relevant Period ending in 2007 and thereafter, be at least 3:1; and

(c)	the ratio of aggregate Debt of the Group to Equity of the Group shall not at any time exceed 1.75:1.

19.3	Financial testing

The financial covenants set out in Clause 19.2 (Financial condition) shall be tested by reference to each of the financial statements and/or each Compliance Certificate delivered pursuant to Clause 18.2 (Compliance Certificate).

20.	GENERAL UNDERTAKINGS

The undertakings in this Clause 20 remain in force from the date of this Agreement for so long as any amount is outstanding under the Finance Documents or any Commitment is in force unless the Facility Agent (acting on the instructions of the Majority Lenders) shall otherwise agree in writing.

20.1	Authorisations

The Borrower shall promptly:

(a)	obtain, comply with and do all that is necessary to maintain in full force and effect; and

(b)	supply certified copies to the Facility Agent of,

any Authorisation required under any law or regulation of its jurisdiction of incorporation to enable it to perform its obligations under the Finance Documents and to ensure the legality, validity, enforceability or admissibility in evidence in its jurisdiction of incorporation of any Finance Document.

20.2	Compliance with laws, etc.

(a)	The Borrower shall comply in all respects with all laws to which it may be subject, if failure so to comply would materially impair its ability to perform its obligations under the Finance Documents.

(b)	The Borrower shall not (and the Borrower shall ensure that no member of the Group will), promise, offer or give a bribe to a domestic or foreign official and no such person nor anyone acting on its behalf has engaged in or will engage in any such corrupt activity in connection with the export transaction contemplated by the Commercial Contract.

20.3	Disposals

(a)	The Borrower shall not (and the Borrower shall ensure that no Restricted Subsidiary will), enter into a single transaction or a series of transactions (whether related or not) and whether voluntary or involuntary to sell, lease, transfer or otherwise dispose of any asset.

(b)	Paragraph (a) above does not apply to any sale, lease, transfer or other disposal:

(i)	made in the ordinary course of trading of the disposing entity;

(ii)	of assets in exchange for other assets comparable or superior as to type, value and quality; or

(iii)	where the higher of the market value or consideration receivable (when aggregated with the higher of the market value or consideration receivable for any other sale, lease, transfer or other disposal, other than any permitted under paragraphs (i) to (ii) above) does not exceed US$20,000,000 (or its equivalent in another currency or currencies) in any financial year.

20.4	Change of Business

The Borrower shall not, and shall not permit any Restricted Subsidiary to, directly or indirectly, engage in any business other than a Telecommunications Business, except to such extent as would not exceed one percent of the total consolidated tangible assets of the Borrower and the Restricted Subsidiaries.

20.5	Insurance

The Borrower shall (and it shall ensure that each member of the Group will) maintain insurances on and in relation to its business and assets with reputable underwriters or insurance companies against those risks and to the extent as is usual for companies carrying on the same or substantially similar business.

20.6	Environmental Compliance

The Borrower shall (and it shall ensure that each member of the Group will) comply in all material respects with all Environmental Law and obtain and maintain any Environmental Permits and take all reasonable steps in anticipation of known or expected future changes to or obligations under the same where failure to do so might reasonably be expected to have a Material Adverse Effect.

20.7	Environmental Claims

The Borrower shall inform the Facility Agent in writing as soon as reasonably practicable upon becoming aware of the same:

(a)	if any Environmental Claim has been commenced or (to the best of the Borrower’s knowledge and belief) is threatened against any member of the Group, or

(b)	of any facts or circumstances which will or are reasonably likely to result in any Environmental Claim being commenced or threatened against any member of the Group,

where the claim would be reasonably likely, if determined against that member of the Group, to have a Material Adverse Effect.

20.8	Taxation

The Borrower shall (and it shall ensure that each member of the Group will) duly pay and discharge all Taxes imposed upon it or its assets (save to the extent that (i) payment is being contested in good faith, (ii) adequate reserves are being maintained for those Taxes and (iii) payment can be lawfully withheld).

20.9	Liens

The Borrower shall not, and shall not permit any Restricted Subsidiary to, directly or indirectly, Incur or suffer to exist, any Lien (other than the Permitted Liens) upon any of their Property, whether owned on the date of this Agreement or thereafter acquired, or any interest therein or any income or profits therefrom, unless it has made or will make effective provision whereby the Facility will be secured by such Lien equally and rateably with (or prior to) all other Debt of the Borrower or any Restricted Subsidiary secured by such Lien.

20.10	Merger, Consolidation and Sale of Property

The Borrower shall not, and shall not permit any Restricted Subsidiary to, merge, consolidate or amalgamate with or into any other Person (other than a merger of a Wholly-Owned Subsidiary into the Borrower), or sell, transfer, assign, lease, convey or otherwise dispose of all or substantially all its Property in any one transaction or series of transactions unless:

(a)	the Borrower shall be the surviving Person (the “Surviving Person”) or, in the case of a merger, consolidation or amalgamation of a Restricted Subsidiary, the Surviving Person (if other than the Borrower) formed by such merger, consolidation or amalgamation or to which such sale, transfer, assignment, lease, conveyance or disposition is made shall be a corporation organized and existing under the laws of the Republic of Indonesia;

(b)	in the case of a sale, transfer, assignment, lease, conveyance or other disposition of all or substantially all the Property of such Restricted Subsidiary, such Property shall have been transferred as an entirety or virtually as an entirety to one Person; and

(c)	immediately before and after giving effect to such transaction or series of transactions on a pro forma basis (and treating, for purposes of this sub-clause (c), any Debt that becomes, or is anticipated to become, an obligation of the Surviving Person or any Restricted Subsidiary as a result of such transaction or series of transactions as having been Incurred by the Surviving Person or such Restricted Subsidiary at the time of such transaction or series of transactions), no Default or Event of Default shall have occurred and be continuing.

20.11	Further Assurance

The Borrower shall at its own cost comply with the following filing and notification requirements and provide evidence of the same to the Facility Agent on request by the Facility Agent from time to time:

(a)	an initial report (accompanied by a copy of this Agreement) to Bank Indonesia, the Ministry of Finance and the Team for the Coordination of the Management of Offshore Commercial Loans (the PKLN Team) within 10 days of the date of this Agreement;

(b)	a monthly report of its payment obligations (and any other related information) under this Agreement to Bank Indonesia (in accordance with the provisions and procedures of Bank Indonesia Regulation No. 2/22/PBI/2000 dated 2 October 2000 (as may be further amended), on the Obligation to Report Offshore Loans and its implementing regulations prevailing from time to time);

(c)	any information relating to this Agreement (other than referred to in paragraph (a) above) that must be reported to any other competent Governmental Agency in Indonesia in accordance with applicable laws and/or regulations, if failure to do so would materially impair:

(i)	its ability to perform its payment or other material obligations under the Finance Documents; or

(ii)	the validity, legality, enforceability or admissibility in evidence in Indonesia of any Finance Document; and

(d)	if required by Bank Indonesia Regulation No. 4/2/PBI/2002 dated 28 March 2002 as amended by Bank Indonesia Regulation No. S/V PBI/2003 dated 31 January 2003 (as may be further amended) and its implementing regulations prevailing from time to time, an appropriate periodical foreign exchange flow activities report in connection with this Agreement, if failure to do so would materially impair:

(i)	its ability to perform its payment or other material obligations under the Finance Documents; or

(ii)	the validity, legality, enforceability or admissibility in evidence in Indonesia of any Finance Document.

21.	EVENTS OF DEFAULT

Each of the events or circumstances set out in Clause 21 is an Event of Default.

21.1	Non-payment

The Borrower does not pay on the due date any amount payable pursuant to a Finance Document at the place at and in the currency in which it is expressed to be payable unless:

(a)	its failure to pay any such amount is caused by:

(i)	administrative or technical error; or

(ii)	a Disruption Event; and

(b)	payment of such amount is made within five Business Days of its due date.

21.2	Financial covenants

Any requirement of Clause 19 (Financial covenants) is not satisfied unless the Borrower demonstrates that such failure is capable of remedy and is remedied within the earlier of:

(a)	30 days of the Facility Agent giving notice to the Borrower; or

(b)	30 days of the Borrower becoming aware of the failure to comply.

21.3	Other obligations

(a)	The Borrower does not comply with any provision of the Finance Documents (other than those referred to in Clause 21.1 (Non-payment) and Clause 21.2 (Financial covenants)).

(b)	No Event of Default under paragraph (a) above will occur if the failure to comply is capable of remedy and is remedied within the earlier of:

(i)	within 30 days of the Facility Agent giving notice to the Borrower; or

(ii)	30 days of the Borrower becoming aware of the failure to comply.

21.4	Misrepresentation

Any representation or statement made or deemed to be made by the Borrower in the Finance Documents or any other document delivered by or on behalf of the Borrower under or in connection with any Finance Document is or proves to have been incorrect or misleading in any material respect when made or deemed to be made (a “misrepresentation”), unless the circumstances giving rise to the misrepresentation are capable of remedy and are remedied within 30 days of written notice from the Facility Agent to the Borrower.

21.5	Cross default

(a)	Any Debt of any member of the Group is not paid when due nor within any originally applicable grace period.

(b)	Any Debt of any member of the Group is declared to be or otherwise becomes due and payable prior to its specified maturity as a result of an event of default (however described).

(c)	Any creditor of any member of the Group becomes entitled to declare any Debt of any member of the Group due and payable prior to its specified maturity as a result of an event of default (however described).

(d)	No Event of Default will occur under this Clause 21.5 if the aggregate amount of Debt or commitment for Debt falling within paragraphs (a) to (d) above is less than US$20 million (or its equivalent in any other currency or currencies).

21.6	Insolvency

(a)	A member of the Group is unable or admits inability to pay its debts as they fall due, suspends making payments on any of its debts or, by reason of actual or anticipated financial difficulties, commences negotiations with one or more of its creditors with a view to rescheduling any of its indebtedness.

(b)	The value of the assets of any member of the Group is less than its liabilities (taking into account contingent and prospective liabilities).

(c)	A moratorium is declared in respect of any indebtedness of any member of the Group.

21.7	Insolvency proceedings

Any corporate action, legal proceedings or other procedure or step is taken in relation to:

(a)	the suspension of payments, a moratorium of any indebtedness, winding-up, dissolution, administration or reorganisation (by way of voluntary arrangement, scheme of arrangement or otherwise) of any member of the Group other than a solvent liquidation or reorganisation of any member of the Group which is not the Borrower;

(b)	a composition, compromise, assignment or arrangement with any creditor of any member of the Group;

(c)	the appointment of a liquidator (other than in respect of a solvent liquidation of a member of the Group which is not the Borrower), receiver, administrative receiver, administrator, compulsory or interim manager or other similar officer in respect of any member of the Group or any of its assets; or

(d)	enforcement of any Security over any assets of any member of the Group,

or any analogous procedure or step is taken in any jurisdiction and is not discharged or stayed within 30 days of commencement.

21.8	Creditors’ process

Any expropriation, attachment, sequestration, distress or execution affects any asset or assets of a member of the Group having an aggregate value of US$20,000,000 and is not discharged or stayed within 30 days.

21.9	Unlawfulness

It is or becomes unlawful for the Borrower to perform any of its payment or other material obligations under the Finance Documents.

21.10	Repudiation

The Borrower repudiates a Finance Document.

21.11	Licences

Any of:

(a)	the revocation, suspension or termination of any Material License; or

(b)	the failure of the Borrower to renew or extend, or the expiration, release, surrender or transfer of, any Material License.

21.12	Material adverse change

Any event or circumstance occurs which the Majority Lenders reasonably believe might have a Material Adverse Effect.

21.13	Acceleration

On and at any time after the occurrence of an Event of Default which is continuing and has not been waived the Facility Agent may, and shall if so directed by the Majority Lenders, by notice to the Borrower:

(a)	cancel the Total Commitments whereupon they shall immediately be cancelled;

(b)	declare that all or part of the Loan, together with accrued interest, and all other amounts accrued or outstanding under the Finance Documents be immediately due and payable, whereupon they shall become immediately due and payable; and/or

(c)	declare that all or part of the Loan be payable on demand, whereupon they shall immediately become payable on demand by the Facility Agent on the instructions of the Majority Lenders.

SECTION 8

CHANGES TO PARTIES

22.	CHANGES TO THE LENDERS

22.1	Assignments and transfers by the Lenders

Subject to this Clause 22, a Lender (the “Existing Lender”) may:

(a)	assign any of its rights; or

(b)	transfer by novation any of its rights and obligations,

to another bank or financial institution (the “New Lender”).

22.2	Conditions of assignment or transfer

(a)	The written consent of the Borrower (acting in its sole discretion) is required for an assignment or transfer by an Existing Lender, unless:

(i)	the assignment or transfer is to a Participant; or

(ii)	a Default is continuing.

(b)	An assignment will only be effective on:

(i)	receipt by the Facility Agent of written confirmation from the New Lender (in form and substance satisfactory to the Facility Agent) that the New Lender will assume the same obligations to the other Finance Parties as it would have been under if it was an Original Lender; and

(ii)	performance by the Facility Agent of all necessary “know your customer” or other similar checks under all applicable laws and regulations in relation to such assignment to a New Lender, the completion of which the Facility Agent shall promptly notify to the Existing Lender and the New Lender.

(c)	A transfer will only be effective if the procedure set out in Clause 22.5 (Procedure for transfer) is complied with.

(d)	If:

(i)	a Lender assigns or transfers any of its rights or obligations under the Finance Documents or changes its Facility Office; and

(ii)	as a result of circumstances existing at the date the assignment, transfer or change occurs, the Borrower would be obliged to make a payment to the New Lender or Lender acting through its new Facility Office under Clause 12 (Tax gross-up and indemnities) or Clause 13 (Increased costs), then the New Lender or Lender acting through its new Facility Office is only entitled to receive payment under those Clauses to the same extent as the Existing Lender or Lender acting through its previous Facility Office would have been if the assignment, transfer or change had not occurred.

22.3	Assignment or transfer fee

The New Lender shall, on the date upon which an assignment or transfer takes effect, pay to the Facility Agent (for its own account) a fee of US$500.

22.4	Limitation of responsibility of Existing Lenders

(a)	Unless expressly agreed to the contrary, an Existing Lender makes no representation or warranty and assumes no responsibility to a New Lender for:

(i)	the legality, validity, effectiveness, adequacy or enforceability of the Finance Documents or any other documents;

(ii)	the financial condition of the Borrower;

(iii)	the performance and observance by the Borrower of its obligations under the Finance Documents or any other documents; or

(iv)	the accuracy of any statements (whether written or oral) made in or in connection with any Finance Document or any other document,

and any representations or warranties implied by law are excluded.

(b)	Each New Lender confirms to the Existing Lender and the other Finance Parties in the case of (i) and (ii) below, and to the Borrower in the case of (iii) below, that:

(i)	it has made (and shall continue to make) its own independent investigation and assessment of the financial condition and affairs of the Borrower and its related entities in connection with its participation in this Agreement and has not relied exclusively on any information provided to it by the Existing Lender in connection with any Finance Document;

(ii)	it will continue to make its own independent appraisal of the creditworthiness of the Borrower and its related entities whilst any amount is or may be outstanding under the Finance Documents or any Commitment is in force; and

(iii)	it acknowledges and agrees to the provisions of sub-clause e(ii) of Clause 22.2 (Conditions of assignment or transfer).

(c)	Nothing in any Finance Document obliges an Existing Lender to:

(i)	accept a re-transfer from a New Lender of any of the rights and obligations assigned or transferred under this Clause 22; or

(ii)	support any losses directly or indirectly incurred by the New Lender by reason of the non-performance by the Borrower of its obligations under the Finance Documents or otherwise.

22.5	Procedure for transfer

(a)	Subject to the conditions set out in Clause 22.2 (Conditions of assignment or transfer) a transfer is effected in accordance with paragraph (c) below when the Facility Agent executes an otherwise duly completed Transfer Certificate delivered to it by the Existing Lender and the New Lender. The Facility Agent shall, subject to paragraph (b) below, as soon as reasonably practicable after receipt by it of a duly completed Transfer Certificate appearing on its face to comply with the terms of this Agreement and delivered in accordance with the terms of this Agreement, execute that Transfer Certificate.

(b)	The Facility Agent shall only be obliged to execute a Transfer Certificate delivered to it by the Existing Lender and the New Lender once it is satisfied it has complied with all necessary “know your customer” or other similar checks under all applicable laws and regulations in relation to the transfer to such New Lender.

(c)	On the Transfer Date:

(i)	to the extent that in the Transfer Certificate the Existing Lender seeks to transfer by novation its rights and obligations under the Finance Documents each of the Obligors and the Existing Lender shall be released from further obligations towards one another under the Finance Documents and their respective rights against one another under the Finance Documents shall be cancelled (being the “Discharged Rights and Obligations”);

(ii)	the Borrower and the New Lender shall assume obligations towards one another and/or acquire rights against one another which differ from the Discharged Rights and Obligations only insofar as the Borrower and the New Lender have assumed and/or acquired the same in place of the Borrower and the Existing Lender;

(iii)	the Facility Agent, the Arranger, the New Lender and other Lenders shall acquire the same rights and assume the same obligations between themselves as they would have acquired and assumed had the New Lender been an Original Lender with the rights and/or obligations acquired or assumed by it as a result of the transfer and to that extent the Facility Agent, the Arranger and the Existing Lender shall each be released from further obligations to each other under the Finance Documents; and

(iv)	the New Lender shall become a Party as a “Lender” (and where applicable, references in this Agreement to payments made to FEC shall be deemed to be references to payments made to the New Lender).

22.6	Copy of Transfer Certificate to Borrower

The Facility Agent shall, as soon as reasonably practicable after it has executed a Transfer Certificate, send to the Borrower a copy of that Transfer Certificate.

22.7	Disclosure of information

Subject to the proviso below, as a condition to Lender being furnished with information by the Borrower pursuant to this Agreement, the Side Letter or the Fee Letters, it agrees to treat any information (whether prepared by the Borrower, its advisers or otherwise) which is furnished to it by or on behalf of the Borrower (the “Confidential Information”) in accordance with the provisions of this Clause 22.7 and take or abstain from taking certain other actions set forth in this Clause 22.7. The Confidential Information does not include information which (i) is already in the Lender’s possession, provided that such information is not known to the Lender to be subject to another confidentiality agreement with or other obligation of secrecy to the Borrower or to another party, or (ii) is or becomes generally available to the public other than as a result of a disclosure by the Lender or any of the Lender’s directors, officers, employees, affiliates, agents or advisers (collectively, its “Representatives”), or (iii) becomes available to the Lender on a non-confidential basis from a source other than the Borrower or its directors, officers, employees, agents or advisers, which source, to the best of the Lender’s knowledge after due inquiry, is not known by the Lender to be bound by a confidentiality agreement with or other obligation of secrecy to the Borrower or another party. Subject to the proviso below, the Lender agrees that the Confidential Information will be used solely for the purpose of the Finance Documents and that such information will be kept strictly confidential by the Lender and its Representatives, provided, however, that (i) any of such information may be disclosed to its Representatives who need to know such information for the purpose of the Finance Documents (it being understood that such directors, officers, employees, agents and advisers shall be informed by the Lender of the confidential nature of such information and shall be instructed by the Lender to treat such information confidentially and that the Lender will be responsible if they should fail to comply with such instruction), (ii) any disclosure of such information may be made with the prior written consent of the Borrower, and (iii) any disclosure of such information may be made pursuant to a subpoena or order issued by a court of competent jurisdiction. In the event that the Lender receives a request or is required to disclose any such information under such subpoena or order, it agrees (subject to compliance with applicable law or regulation) to (a) promptly notify the Borrower of such request or requirement, (b) consult with the Borrower on the advisability of taking steps to resist or narrow such a request, and (c) if disclosure is required or deemed advisable, cooperate with the Borrower in any attempt that it may make to obtain an order or other reliable assurance that confidential treatment will be accorded to designated portions of such information, provided that any Lender may disclose to a Participant and (in the case of FEC) to any ministry or governmental department in Finland (in accordance with its usual practice) and, subject to the written consent of the Borrower in the case of (a) and (b) below, any other person:

(a)	to (or through) whom that Lender assigns or transfers (or may potentially assign or transfer) all or any of its rights and obligations under this Agreement;

(b)	with (or through) whom that Lender enters into (or may potentially enter into) any sub-participation in relation to, or any other transaction under which payments are to be made by reference to, this Agreement or the Borrower; or

(c)	to whom, and to the extent that, information is required to be disclosed by any applicable law or regulation or court order; or

(d)	to its professional advisers, officers, agents or employees,

any information about the Borrower, the Group and the Finance Documents as that Lender shall consider appropriate.

23.	CHANGES TO THE BORROWER

The Borrower may not assign any of its rights or transfer any of its rights or obligations under the Finance Documents.

SECTION 9

THE FINANCE PARTIES

24.	ROLE OF THE FACILITY AGENT AND THE ARRANGER

24.1	Appointment of the Facility Agent

(a)	Each other Finance Party appoints the Facility Agent to act as its agent under and in connection with the Finance Documents.

(b)	Each other Finance Party authorises the Facility Agent to exercise the rights, powers, authorities and discretions specifically given to the Facility Agent under or in connection with the Finance Documents together with any other incidental rights, powers, authorities and discretions.

24.2	Duties of the Facility Agent

(a)	The Facility Agent shall promptly forward to a Party the original or a copy of any document which is delivered to the Facility Agent for that Party by any other Party.

(b)	Except where a Finance Document specifically provides otherwise, the Facility Agent is not obliged to review or check the adequacy, accuracy or completeness of any document it forwards to another Party.

(c)	If the Facility Agent receives notice from a Party referring to this Agreement, describing a Default and stating that the circumstance described is a Default, it shall promptly notify the other Finance Parties.

(d)	If the Facility Agent is aware of the non-payment of any principal, interest, commitment fee or other fee payable to a Finance Party (other than the Facility Agent or the Arranger) under this Agreement it shall promptly notify the other Finance Parties.

(e)	The Facility Agent’s duties under the Finance Documents are solely mechanical and administrative in nature.

24.3	Role of the Arranger

Except as specifically provided in the Finance Documents, the Arranger has no obligations of any kind to any other Party under or in connection with any Finance Document.

24.4	No fiduciary duties

(a)	Nothing in this Agreement constitutes the Facility Agent or the Arranger as a trustee or fiduciary of any other person.

(b)	Neither the Facility Agent nor the Arranger shall be bound to account to any Lender for any sum or the profit element of any sum received by it for its own account.

24.5	Business with the Group

The Facility Agent and the Arranger may accept deposits from, lend money to and generally engage in any kind of banking or other business with any member of the Group.

24.6	Rights and discretions of the Facility Agent

(a)	The Facility Agent may rely on:

(i)	any representation, notice or document believed by it to be genuine, correct and appropriately authorised; and

(ii)	any statement made by a director, authorised signatory or employee of any person regarding any matters which may reasonably be assumed to be within his knowledge or within his power to verify.

(b)	The Facility Agent may assume (unless it has received notice to the contrary in its capacity as agent for the Lenders) that:

(i)	no Default has occurred (unless it has actual knowledge of a Default arising under Clause 21.1 (Non-payment)); and

(ii)	any right, power, authority or discretion vested in any Party or the Majority Lenders has not been exercised.

(c)	The Facility Agent may engage, pay for and rely on the advice or services of any lawyers, accountants, surveyors or other experts.

(d)	The Facility Agent may act in relation to the Finance Documents through its personnel and agents.

(e)	The Facility Agent may disclose to any other Party any information it reasonably believes it has received as agent under this Agreement.

(f)	Notwithstanding any other provision of any Finance Document to the contrary, neither the Facility Agent nor the Arranger is obliged to do or omit to do anything if it would or might in its reasonable opinion constitute a breach of any law or regulation or a breach of a fiduciary duty or duty of confidentiality.

24.7	Majority Lenders’ instructions

(a)	Unless a contrary indication appears in a Finance Document, the Facility Agent shall (i) exercise any right, power, authority or discretion vested in it as Facility Agent in accordance with any instructions given to it by the Majority Lenders (or, if so instructed by the Majority Lenders, refrain from exercising any right, power, authority or discretion vested in it as Facility Agent) and (ii) not be liable for any act (or omission) if it acts (or refrains from taking any action) in accordance with an instruction of the Majority Lenders.

(b)	Unless a contrary indication appears in a Finance Document, any instructions given by the Majority Lenders will be binding on all the Finance Parties.

(c)	The Facility Agent may refrain from acting in accordance with the instructions of the Majority Lenders (or, if appropriate, the Lenders) until it has received such security as it may require for any cost, loss or liability (together with any associated VAT) which it may incur in complying with the instructions.

(d)	In the absence of instructions from the Majority Lenders, (or, if appropriate, the Lenders) the Facility Agent may act (or refrain from taking action) as it considers to be in the best interest of the Lenders.

(e)	The Facility Agent is not authorised to act on behalf of a Lender (without first obtaining that Lender’s consent) in any legal or arbitration proceedings relating to any Finance Document.

24.8	Responsibility for documentation

Neither the Facility Agent nor the Arranger:

(a)	is responsible for the adequacy, accuracy and/or completeness of any information (whether oral or written) supplied by the Facility Agent, the Arranger, the Borrower or any other person given in or in connection with any Finance Document; or

(b)	is responsible for the legality, validity, effectiveness, adequacy or enforceability of any Finance Document or any other agreement, arrangement or document entered into, made or executed in anticipation of or in connection with any Finance Document.

24.9	Exclusion of liability

(a)	Without limiting paragraph (b) below, the Facility Agent will not be liable for any action taken by it under or in connection with any Finance Document, unless directly caused by its gross negligence or wilful misconduct.

(b)	No Party (other than the Facility Agent) may take any proceedings against any officer, employee or agent of the Facility Agent in respect of any claim it might have against the Facility Agent or in respect of any act or omission of any kind by that officer, employee or agent in relation to any Finance Document and any officer, employee or agent of the Facility Agent may rely on this Clause subject to Clause 1.4 (Third Party Rights) and the provisions of the Contracts (Rights of Third Parties) Act 1999.

(c)	The Facility Agent will not be liable for any delay (or any related consequences) in crediting an account with an amount required under the Finance Documents to be paid by the Facility Agent if the Facility Agent has taken all necessary steps as soon as reasonably practicable to comply with the regulations or operating procedures of any recognised clearing or settlement system used by the Facility Agent for that purpose.

(d)	Nothing in this Agreement shall oblige the Facility Agent or the Arranger to carry out any “know your customer” or other checks in relation to any person on behalf of any Lender and each Lender confirms to the Facility Agent and the Arranger that it is solely responsible for any such checks it is required to carry out and that it may not rely on any statement in relation to such checks made by the Facility Agent or the Arranger.

24.10	Lenders’ indemnity to the Facility Agent

Each Lender shall (in proportion to its share of the Total Commitments or, if the Total Commitments are then zero, to its share of the Total Commitments immediately prior to their reduction to zero) indemnify the Facility Agent, within three Business Days of demand, against any cost, loss or liability incurred by the Facility Agent (otherwise than by reason of the Facility Agent’s gross negligence or wilful misconduct) in acting as Facility Agent under the Finance Documents (unless the Facility Agent has been reimbursed by the Borrower pursuant to a Finance Document).

24.11	Resignation of the Facility Agent

(a)	The Facility Agent may resign and appoint one of its Affiliates as successor by giving notice to the other Finance Parties and the Borrower.

(b)	Alternatively the Facility Agent may resign by giving notice to the other Finance Parties and the Borrower, in which case the Majority Lenders (after consultation with the Borrower) may appoint a successor Facility Agent.

(c)	If the Majority Lenders have not appointed a successor Facility Agent in accordance with paragraph (b) above within 30 days after notice of resignation was given, the Facility Agent (after consultation with the Borrower) may appoint a successor Facility Agent.

(d)	The retiring Facility Agent shall, at its own cost, make available to the successor Facility Agent such documents and records and provide such assistance as the successor Facility Agent may reasonably request for the purposes of performing its functions as Facility Agent under the Finance Documents.

(e)	The Facility Agent’s resignation notice shall only take effect upon the appointment of a successor.

(f)	Upon the appointment of a successor, the retiring Facility Agent shall be discharged from any further obligation in respect of the Finance Documents but shall remain entitled to the benefit of this Clause 24. Its successor and each of the other Parties shall have the same rights and obligations amongst themselves as they would have had if such successor had been an original Party.

(g)	After consultation with the Borrower, the Majority Lenders may, by notice to the Facility Agent, require it to resign in accordance with paragraph (b) above. In this event, the Facility Agent shall resign in accordance with paragraph (b) above.

24.12	Confidentiality

(a)	In acting as agent for the Finance Parties, the Facility Agent shall be regarded as acting through its agency division which shall be treated as a separate entity from any other of its divisions or departments.

(b)	If information is received by another division or department of the Facility Agent, it may be treated as confidential to that division or department and the Facility Agent shall not be deemed to have notice of it.

24.13	Relationship with the Lenders

The Facility Agent may treat each Lender as a Lender, entitled to payments under this Agreement and acting through its Facility Office unless it has received not less than five Business Days prior notice from that Lender to the contrary in accordance with the terms of this Agreement.

24.14	Credit appraisal by the Lenders

Without affecting the responsibility of the Borrower for information supplied by it or on its behalf in connection with any Finance Document, each Lender confirms to the Facility Agent and the Arranger that it has been, and will continue to be, solely responsible for making its own independent appraisal and investigation of all risks arising under or in connection with any Finance Document including but not limited to:

(a)	the financial condition, status and nature of each member of the Group;

(b)	the legality, validity, effectiveness, adequacy or enforceability of any Finance Document and any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with any Finance Document;

(c)	whether that Lender has recourse, and the nature and extent of that recourse, against any Party or any of its respective assets under or in connection with any Finance Document, the transactions contemplated by the Finance Documents or any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with any Finance Document; and

(d)	the adequacy, accuracy and/or completeness of any information provided by the Facility Agent, any Party or by any other person under or in connection with any Finance Document, the transactions contemplated by the Finance Documents or any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with any Finance Document.

24.15	Reference Banks

If a Reference Bank (or, if a Reference Bank is not a Lender, the Lender of which it is an Affiliate) ceases to be a Lender, the Facility Agent shall (in consultation with the Borrower) appoint another Lender or an Affiliate of a Lender to replace that Reference Bank.

24.16	Facility Agent’s Management Time

Any amount payable to the Facility Agent under Clause 14.3 (Indemnity to the Facility Agent), Clause 16 (Costs and expenses) and Clause 24.10 (Lenders’ indemnity to the Facility Agent) shall include the cost of utilising the Facility Agent’s management time or other resources and will be calculated on the basis of such reasonable daily or hourly rates as the Facility Agent may notify to the Borrower and the Lenders, and is in addition to any fee paid or payable to the Facility Agent under Clause 11 (Fees).

24.17	Deduction from amounts payable by the Facility Agent

If any Party owes an amount to the Facility Agent under the Finance Documents the Facility Agent may, after giving notice to that Party, deduct an amount not exceeding that amount from any payment to that Party which the Facility Agent would otherwise be obliged to make under the Finance Documents and apply the amount deducted in or towards satisfaction of the amount owed. For the purposes of the Finance Documents that Party shall be regarded as having received any amount so deducted.

25.	CONDUCT OF BUSINESS BY THE FINANCE PARTIES

No provision of this Agreement will:

(a)	interfere with the right of any Finance Party to arrange its affairs (tax or otherwise) in whatever manner it thinks fit;

(b)	oblige any Finance Party to investigate or claim any credit, relief, remission or repayment available to it or the extent, order and manner of any claim; or

(c)	oblige any Finance Party to disclose any information relating to its affairs (tax or otherwise) or any computations in respect of Tax.

26.	SHARING AMONG THE FINANCE PARTIES

26.1	Payments to Finance Parties

If a Finance Party (a “Recovering Finance Party”) receives or recovers any amount from the Borrower other than in accordance with Clause 27 (Payment mechanics) and applies that amount to a payment due under the Finance Documents then:

(a)	the Recovering Finance Party shall, within three Business Days, notify details of the receipt or recovery, to the Facility Agent;

(b)	the Facility Agent shall determine whether the receipt or recovery is in excess of the amount the Recovering Finance Party would have been paid had the receipt or recovery been received or made by the Facility Agent and distributed in accordance with Clause 27 (Payment mechanics), without taking account of any Tax which would be imposed on the Facility Agent in relation to the receipt, recovery or distribution; and

(c)	the Recovering Finance Party shall, within three Business Days of demand by the Facility Agent, pay to the Facility Agent an amount (the “Sharing Payment”) equal to such receipt or recovery less any amount which the Facility Agent determines may be retained by the Recovering Finance Party as its share of any payment to be made, in accordance with Clause 27.5 (Partial payments).

26.2	Redistribution of payments

The Facility Agent shall treat the Sharing Payment as if it had been paid by the Borrower and distribute it between the Finance Parties (other than the Recovering Finance Party) in accordance with Clause 27.5 (Partial payments).

26.3	Recovering Finance Party’s rights

On a distribution by the Facility Agent under Clause 26.2 (Redistribution of payments), the Recovering Finance Party will be subrogated to the rights of the Finance Parties which have shared in the redistribution.

26.4	Reversal of redistribution

If any part of the Sharing Payment received or recovered by a Recovering Finance Party becomes repayable and is repaid by that Recovering Finance Party, then:

(a)	each Lender which has received a share of the relevant Sharing Payment pursuant to Clause 26.2 (Redistribution of payments) shall, upon request of the Facility Agent, pay to the Facility Agent for account of that Recovering Finance Party an amount equal to the appropriate part of its share of the Sharing Payment (together with an amount as is necessary to reimburse that Recovering Finance Party for its proportion of any interest on the Sharing Payment which that Recovering Finance Party is required to pay); and

(b)	that Recovering Finance Party’s rights of subrogation in respect of any reimbursement shall be cancelled and the Borrower will be liable to the reimbursing Finance Party for the amount so reimbursed.

26.5	Exceptions

(a)	This Clause 26 shall not apply to the extent that the Recovering Finance Party would not, after making any payment pursuant to this Clause, have a valid and enforceable claim against the Borrower.

(b)	A Recovering Finance Party is not obliged to share with any other Finance Party any amount which the Recovering Finance Party has received or recovered as a result of taking legal or arbitration proceedings, if:

(i)	it notified that other Finance Party of the legal or arbitration proceedings; and

(ii)	that other Finance Party had an opportunity to participate in those legal or arbitration proceedings but did not do so as soon as reasonably practicable having received notice and did not take separate legal or arbitration proceedings.

SECTION 10

ADMINISTRATION

27.	PAYMENT MECHANICS

27.1	Payments to the Facility Agent

(a)	On each date on which the Borrower or a Lender is required to make a payment under a Finance Document, the Borrower or that Lender shall make the same available to the Facility Agent (unless a contrary indication appears in a Finance Document) for value on the due date at the time and in such funds specified by the Facility Agent as being customary at the time for settlement of transactions in the relevant currency in the place of payment.

(b)	Payment shall be made to such account (in the case of payments due to FEC, to the Facility Agent for the account of FEC) in the principal financial centre of the country of that currency with such bank as the Facility Agent specifies.

27.2	Distributions by the Facility Agent

Each payment received by the Facility Agent under the Finance Documents for another Party shall, subject to Clause 27.3 (Distributions to the Borrower), Clause 27.4 (Clawback) and Clause 24.17 (Deduction from amounts payable by the Facility Agent) be made available by the Facility Agent as soon as practicable after receipt to the Party entitled to receive payment in accordance with this Agreement (in the case of a Lender, for the account of its Facility Office), to such account as that Party may notify to the Facility Agent by not less than five Business Days’ notice with a bank in the principal financial centre of the country of that currency.

27.3	Distributions to the Borrower

The Facility Agent may (with the consent of the Borrower or in accordance with Clause 28 (Set-off)) apply any amount received by it for the Borrower in or towards payment (on the date and in the currency and funds of receipt) of any amount due from the Borrower under the Finance Documents or in or towards purchase of any amount of any currency to be so applied.

27.4	Clawback

(a)	Where a sum is to be paid to the Facility Agent under the Finance Documents for another Party, the Facility Agent is not obliged to pay that sum to that other Party (or to enter into or perform any related exchange contract) until it has been able to establish to its satisfaction that it has actually received that sum.

(b)	If the Facility Agent pays an amount to another Party and it proves to be the case that the Facility Agent had not actually received that amount, then the Party to whom that amount (or the proceeds of any related exchange contract) was paid by the Facility Agent shall on demand refund the same to the Facility Agent together with interest on that amount from the date of payment to the date of receipt by the Facility Agent, calculated by the Facility Agent to reflect its cost of funds.

27.5	Partial payments

(a)	If the Facility Agent receives a payment that is insufficient to discharge all the amounts then due and payable by the Borrower under the Finance Documents, the Facility Agent shall apply that payment towards the obligations of the Borrower under the Finance Documents in the following order:

(i)	first, in or towards payment pro rata of any unpaid fees, costs and expenses of the Facility Agent and the Arranger under the Finance Documents;

(ii)	secondly, in or towards payment pro rata of any accrued interest, fee or commission due but unpaid under this Agreement;

(iii)	thirdly, in or towards payment pro rata of any principal due but unpaid under this Agreement; and

(iv)	fourthly, in or towards payment pro rata of any other sum due but unpaid under the Finance Documents.

(b)	The Facility Agent shall, if so directed by the Majority Lenders, vary the order set out in paragraphs (a)(ii) to (iv) above.

(c)	Paragraphs (a) and (b) above will override any appropriation made by the Borrower.

27.6	No set-off by the Borrower

All payments to be made by the Borrower under the Finance Documents shall be calculated and be made without (and free and clear of any deduction for) set-off or counterclaim.

27.7	Business Days

(a)	Any payment which is due to be made on a day that is not a Business Day shall be made on the next Business Day in the same calendar month (if there is one) or the preceding Business Day (if there is not).

(b)	During any extension of the due date for payment of any principal or Unpaid Sum under this Agreement interest is payable on the principal or Unpaid Sum at the rate payable on the original due date.

27.8	Currency of account

(a)	Subject to paragraphs (b) and (c) below dollars is the currency of account and payment for any sum from the Borrower under any Finance Document.

(b)	Each payment in respect of costs, expenses or Taxes shall be made in the currency in which the costs, expenses or Taxes are incurred.

(c)	Any amount expressed to be payable in a currency other than dollars shall be paid in that other currency.

27.9	Change of currency

(a)	Unless otherwise prohibited by law, if more than one currency or currency unit are at the same time recognised by the central bank of any country as the lawful currency of that country, then:

(i)	any reference in the Finance Documents to, and any obligations arising under the Finance Documents in, the currency of that country shall be translated into, or paid in, the currency or currency unit of that country designated by the Facility Agent (after consultation with the Borrower); and

(ii)	any translation from one currency or currency unit to another shall be at the official rate of exchange recognised by the central bank for the conversion of that currency or currency unit into the other, rounded up or down by the Facility Agent (acting reasonably).

(b)	If a change in any currency of a country occurs, this Agreement will, to the extent the Facility Agent (acting reasonably and after consultation with the Borrower) specifies to be necessary, be amended to comply with any generally accepted conventions and market practice in the Relevant Interbank Market and otherwise to reflect the change in currency.

28.	SET-OFF

A Finance Party may set off any matured obligation due from the Borrower under the Finance Documents (to the extent beneficially owned by that Finance Party) against any matured obligation owed by that Finance Party to the Borrower, regardless of the place of payment, booking branch or currency of either obligation. If the obligations are in different currencies, the Finance Party may convert either obligation at a market rate of exchange in its usual course of business for the purpose of the set-off.

29.	NOTICES

29.1	Communications in writing

Any communication to be made under or in connection with the Finance Documents shall be made in writing and, unless otherwise stated, may be made by fax or letter.

29.2	Addresses

The address, fax number and (if applicable) email address (and the department or officer, if any, for whose attention the communication is to be made) of each Party for any communication or document to be made or delivered under or in connection with the Finance Documents is:

(a)	in the case of the Borrower, that identified with its name below;

(b)	in the case of each Lender, that notified in writing to the Facility Agent on or prior to the date on which it becomes a Party; and

(c)	in the case of the Facility Agent, that identified with its name below,

or any substitute address, fax number, email address or department or officer as the Party may notify to the Facility Agent (or the Facility Agent may notify to the other Parties, if a change is made by the Facility Agent) by not less than five Business Days’ notice.

29.3	Delivery

(a)	Any communication or document made or delivered by one person to another under or in connection with the Finance Documents will only be effective:

(i)	if by way of fax, when received in legible form;

(ii)	if by way of letter, when it has been left at the relevant address or five Business Days after being deposited in the post postage prepaid in an envelope addressed to it at that address; or

(iii)	if by way of email, if such email has complied with the rules under Clause 29.5 (Electronic communication),

and, if a particular department or officer is specified as part of its address details provided under Clause 29.2 (Addresses), if addressed to that department or officer.

(b)	Any communication or document to be made or delivered to the Facility Agent will be effective only when actually received by the Facility Agent and then only if it is expressly marked for the attention of the department or officer identified with the Facility Agent’s signature below (or any substitute department or officer as the Facility Agent shall specify for this purpose).

(c)	All notices from or to the Borrower shall be sent through the Facility Agent.

29.4	Notification of address and fax number

Promptly upon receipt of notification of an address, fax number and email address or change of address, fax number or email address pursuant to Clause 29.2 (Addresses) or changing its own address, fax number or email address, the Facility Agent shall notify the other Parties.

29.5	Electronic communication

(a)	Any communication to be made between the Facility Agent and a Lender under or in connection with the Finance Documents other than the Utilisation Request may be made by electronic mail or other electronic means, if the Facility Agent and the relevant Lender:

(i)	agree that, unless and until notified to the contrary, this is to be an accepted form of communication;

(ii)	notify each other in writing of their electronic mail address and/or any other information required to enable the sending and receipt of information by that means; and

(iii)	notify each other of any change to their address or any other such information supplied by them.

(b)	Any electronic communication made between the Facility Agent and a Lender will be effective only when actually received in readable form and in the case of any electronic communication made by a Lender to the Facility Agent only if it is addressed in such a manner as the Facility Agent shall specify for this purpose.

29.6	English language

(a)	Any notice given under or in connection with any Finance Document must be in English.

(b)	All other documents provided under or in connection with any Finance Document must be:

(i)	in English; or

(ii)	if not in English, and if so required by the Facility Agent, accompanied by a certified English translation and, in this case, the English translation will prevail unless the document is a constitutional, statutory or other official document.

30.	CALCULATIONS AND CERTIFICATES

30.1	Accounts

In any litigation or arbitration proceedings arising out of or in connection with a Finance Document, the entries made in the accounts maintained by a Finance Party are prima facie evidence of the matters to which they relate.

30.2	Certificates and Determinations

Any certification or determination by a Finance Party of a rate or amount under any Finance Document is, in the absence of manifest error, conclusive evidence of the matters to which it relates.

30.3	Day count convention

Any interest, commission or fee accruing under a Finance Document will accrue from day to day and is calculated on the basis of the actual number of days elapsed and a year of 360 days or, in any case where the practice in the Relevant Interbank Market differs, in accordance with that market practice.

31.	PARTIAL INVALIDITY

If, at any time, any provision of the Finance Documents is or becomes illegal, invalid or unenforceable in any respect under any law of any jurisdiction, neither the legality, validity or enforceability of the remaining provisions nor the legality, validity or enforceability of such provision under the law of any other jurisdiction will in any way be affected or impaired.

32.	REMEDIES AND WAIVERS

No failure to exercise, nor any delay in exercising, on the part of any Finance Party, any right or remedy under the Finance Documents shall operate as a waiver, nor shall any single or partial exercise of any right or remedy prevent any further or other exercise or the exercise of any other right or remedy. The rights and remedies provided in this Agreement are cumulative and not exclusive of any rights or remedies provided by law.

33.	AMENDMENTS AND WAIVERS

33.1	Required consents

(a)	Subject to Clause 33.2 (Exceptions) any term of this Agreement may be amended or waived only with the consent of the Majority Lenders and the Borrower and any such amendment or waiver will be binding on all Parties.

(b)	The Facility Agent may effect, on behalf of any Finance Party, any amendment or waiver permitted by this Clause.

33.2	Exceptions

(a)	An amendment or waiver that has the effect of changing or which relates to:

(i)	the definition of “Majority Lenders” in Clause 1.1 (Definitions);

(ii)	an extension to the date of payment of any amount under this Agreement;

(iii)	a reduction in the Margin or a reduction in the amount of any payment of principal, interest, fees or commission payable;

(iv)	an increase in or an extension of any Commitment;

(v)	a change to the Borrower;

(vi)	any provision which expressly requires the consent of all the Lenders; or

(vii)	Clause 2.2 (Finance Parties’ rights and obligations), Clause 22 (Changes to the Lenders) or this Clause 33,

shall not be made without the prior consent of all the Lenders.

(b)	An amendment or waiver which relates to the rights or obligations of the Facility Agent or the Arranger may not be effected without the consent of the Facility Agent or the Arranger.

34.	COUNTERPARTS

Each Finance Document may be executed in any number of counterparts, and this has the same effect as if the signatures on the counterparts were on a single copy of the Finance Document.

SECTION 11

GOVERNING LAW AND ENFORCEMENT

35.	GOVERNING LAW

This Agreement is governed by, and shall be construed in accordance with, English law.

36.	ENFORCEMENT

36.1	Jurisdiction

(a)	The courts of England have exclusive jurisdiction to settle any dispute arising out of or in connection with this Agreement (including a dispute regarding the existence, validity or termination of this Agreement) (a “Dispute”).

(b)	The Parties agree that the courts of England are the most appropriate and convenient courts to settle Disputes and accordingly no Party will argue to the contrary.

(c)	This Clause 36.1 is for the benefit of the Finance Parties only. As a result, no Finance Party shall be prevented from taking proceedings relating to a Dispute in any other courts with jurisdiction. To the extent allowed by law, the Finance Parties may take concurrent proceedings in any number of jurisdictions.

36.2	Service of process

Without prejudice to any other mode of service allowed under any relevant law, the Borrower:

(a)	irrevocably appoints Law Debenture Corporate Services Limited as its agent for service of process in relation to any proceedings before the English courts in connection with any Finance Document; and

(b)	agrees that failure by an agent for service of process to notify the Borrower of the process will not invalidate the proceedings concerned.

37.	ARBITRATION

37.1	Arbitration

Subject to Clause 37.4 (Facility Agent’s option) any dispute (a “Dispute”) arising out of or in connection with this Agreement (including a dispute regarding the existence, validity or termination of this Agreement or the consequences of its nullity) shall be referred to and finally resolved by arbitration under the Arbitration Rules (the “Rules”) of the London Court of International Arbitration.

37.2	Procedure for arbitration

The arbitral tribunal shall consist of one arbitrator who shall be a Queen’s Counsel of at least five years’ standing. The seat of arbitration shall be London, England and the language of the arbitration shall be English.

37.3	Recourse to courts

Save as provided in Clause 37.4 (Facility Agent’s option), the parties exclude the jurisdiction of the courts under Sections 45 and 69 of the Arbitration Act 1996.

37.4	Facility Agent’s option

Before an arbitrator has been appointed to determine a Dispute, the Facility Agent may by notice in writing to all other parties to this Agreement require that all Disputes or a specific Dispute be heard by a court of law. If the Facility Agent gives such notice, the Dispute to which that notice refers shall be determined in accordance with Clause 36.1 (Jurisdiction of English courts).

This Agreement has been entered into on the date stated at the beginning of this Agreement.

SCHEDULE 1

THE ORIGINAL LENDERS

Name of Original Lender	Commitment
FEC	US$	38,000,000

SCHEDULE 2

CONDITIONS PRECEDENT

Conditions precedent to initial Utilisation

1.	The Borrower

(a)	A copy of the constitutional documents of the Borrower.

(b)	A copy of a resolution of the board of commissioners of the Borrower approving the financing and the terms of, and the transactions contemplated by, the Finance Documents to which it is a party.

(c)	A specimen of the signature of each person authorised by the resolution referred to in paragraph (b) above.

(d)	A certificate of the Borrower (signed by a director) confirming that borrowing the Total Commitments would not cause any borrowing or similar limit binding on the Borrower to be exceeded.

(e)	A certificate of an authorised signatory of the Borrower certifying that each copy document relating to it specified in this Schedule 2 is correct, complete and in full force and effect as at a date no earlier than the date of this Agreement.

2.	Legal opinions

(a)	A legal opinion of Clifford Chance, legal advisers to the Arranger and the Facility Agent in England, substantially in the form distributed to the Original Lenders prior to signing this Agreement.

(b)	A legal opinion of legal advisers to the Arranger and the Facility Agent in Indonesia, substantially in the form distributed to the Original Lenders prior to signing this Agreement.

(c)	A legal opinion of Luostarinen Mettälä Räikkönen, legal advisers to the Arranger and Facility Agent in Finland, substantially in the form distributed to the Original Lenders prior to signing this Agreement.

3.	Other documents and evidence

(a)	Evidence that any agent for service of process referred to in Clause 36.2 (Service of process) has accepted its appointment.

(b)	A copy of any other Authorisation or other document, opinion or assurance which the Facility Agent considers to be necessary or desirable (if it has notified the Borrower accordingly) in connection with the entry into and performance of the transactions contemplated by any Finance Document or for the validity and enforceability of any Finance Document.

(c)	The Original Financial Statements.

(d)	Evidence that the fees, costs and expenses then due from the Borrower pursuant to Clause 11 (Fees) and Clause 16 (Costs and expenses) have been paid or will be paid by the Utilisation Date.

(e)	A Participation Agreement duly executed by the Original Lender and ABN AMRO Bank N.V., Jakarta Branch.

(f)	A confirmation from the Supplier confirming that the Commercial Contract has been duly executed.

SCHEDULE 3

Part I

Form of Utilisation Request

To:	[Facility Agent]
(on behalf of FEC)

Copy to:	Supplier

[Date]

Dear Sirs

Facility Agreement dated [                    ] 2006 (the “Facility Agreement”)

1.	We refer to Clause 5 (Utilisation) of the Facility Agreement. This is a Utilisation Request. Terms defined in the Facility Agreement shall have the same meanings when used in this Utilisation Request unless given a different meaning in this Utilisation Request.

2.	We wish to borrow the Loan to reimburse to us amounts paid to the Supplier with the following specifications:

(a) Proposed Utilisation Date:	[ ]; and

(b) Amount paid to us (in reimbursement of amounts paid to the Supplier):	US$[ ].

3.	We hereby confirm that the amount requested in this Utilisation Request does not exceed the Total Commitments and represents an amount applied in partial payment of the Commercial Contract relating to (b) above in respect of which the Loan is to be made.

4.	We hereby instruct you to pay the proceeds of the Loan to us, and we enclose herewith a specification on the eligible amount for financing agreed with the Supplier.

Payment details:	PT Indosat Tbk Deutsche Bank AG Jakarta Branch Jl. Imam Bonjol No. 80 Jakarta 10310 Indonesia

SWIFT Code:	DEUTIDJA

A/C #	00-88880-050

Intermediary Bank:	Bankers Trust Company, New York

SWIFT Code:	BKTRUS33

5.	We confirm that each condition specified in Clause 4.2 (Further conditions precedent) is satisfied on the date of this Utilisation Request.

Yours faithfully

authorised signatory
PT Indosat Tbk

Part II

Form of Supplier’s Confirmation for Reimbursement

[Supplier’s/Exporter’s Letterhead]

To:     [Facility Agent]

Date:  [                    ]

Serial Number:

Facility Agreement dated                    2006 (the “Agreement”)

In this Certificate, “Contract” means the purchase orders issued by PT Indosat Tbk to Nokia Corporation and PT Nokia Networks (the “Supplier”) between 25 March 2004 and 19 August 2004 (to which the Interest Equalisation Offers relate) relating to the purchase of GSM network equipment and related services.

We refer to the Utilisation Request dated                     , a copy of which has been made available to us. We understand PT Indosat Tbk (the “Borrower”) has requested a disbursement (the “Disbursement”) of the Loan under the Agreement to be paid to the Borrower (in reimbursement of amounts paid to the Supplier) for the payment of [amounts] as specified in the attachment to such Utilisation Request, and we give this Certificate in connection with the Borrower’s requested Disbursement.

We represent and warrant that:

1.	The above Contract is in full force and effect, has not been terminated and we have not taken any action intended to lead to a termination by us of the Contract;

2.	The amount claimed by the Borrower for disbursement pursuant to the Utilisation Request dated [ ] to which this Certificate relates, does not include any amount for which we have received a disbursement out of the proceeds of a Disbursement or for which the Borrower has previously received a reimbursement under any document of which we have notice;

3.	We have received from the Borrower 100% of the amounts specified in the enclosure to the Utilisation Request (which has been agreed with FEC prior to the date of the Facility Agreement); and

4.	All information given by us to Finnish Export Credit Ltd in connection with the Contract is true and correct as at the date presented.

Signed

For and on behalf of

Nokia Corporation

Authorised Signatory

SCHEDULE 4

FORM OF TRANSFER CERTIFICATE

To:         [                    ] as Facility Agent

From:     [The Existing Lender] (the “Existing Lender”) and [The New Lender] (the “New Lender”)

Dated:

PT Indosat Tbk – Facility Agreement

dated [    ] 2006 (the “Agreement”)

1.	We refer to the Agreement. This is a Transfer Certificate. Terms defined in the Agreement have the same meaning in this Transfer Certificate unless given a different meaning in this Transfer Certificate.

2.	We refer to Clause 22.5 (Procedure for transfer):

(a)	The Existing Lender and the New Lender agree to the Existing Lender transferring to the New Lender by novation all or part of the Existing Lender’s Commitment, rights and obligations referred to in the Schedule in accordance with Clause 22.5 (Procedure for transfer).

(b)	The proposed Transfer Date is [ ].

(c)	The Facility Office and address, fax number and attention details for notices of the New Lender for the purposes of Clause 29.2 (Addresses) are set out in the Schedule.

3.	The New Lender expressly acknowledges the limitations on the Existing Lender’s obligations set out in paragraph (c) of Clause 22.4 (Limitation of responsibility of Existing Lenders).

4.	This Transfer Certificate may be executed in any number of counterparts and this has the same effect as if the signatures on the counterparts were on a single copy of this Transfer Certificate.

5.	This Transfer Certificate is governed by English law.

THE SCHEDULE

Commitment/rights and obligations to be transferred

[insert relevant details]

[Facility Office address, fax number and attention details for notices and account details for payments,]

[Existing Lender]	[New Lender]

By:	By:

This Transfer Certificate is accepted by the Facility Agent and the Transfer Date is confirmed as [            ].

[Facility Agent]

By:

SCHEDULE 5

FORM OF COMPLIANCE CERTIFICATE

To:        [            ] as Facility Agent

From:	PT Indosat Tbk

Dated:

Dear Sirs

PT Indosat Tbk – Facility Agreement

dated [    ] 2006 (the “Agreement”)

1.	We refer to the Agreement. This is a Compliance Certificate. Terms defined in the Agreement have the same meaning in this Compliance Certificate unless given a different meaning in this Compliance Certificate.

2.	We confirm that:

[Insert details of financial covenants and whether the Borrower is in compliance with those covenants.]

3.	[We confirm that no Default is continuing.]

Signed:
Officer of
PT Indosat Tbk

[insert applicable certification language]

SCHEDULE 6

TIMETABLES

Delivery of a duly completed Utilisation Request (Clause 5.1 (Delivery of the Utilisation Request)	U-4 9.30am CET

Facility Agent notifies the Lenders of the Loan in accordance with Clause 5.3 (Lenders’ participation)	U-4 3.00pm CET

LIBOR is fixed (for the purpose of Clause 8.3 (Default Interest), if applicable)	Quotation Day as of 11:00 a.m. London time in respect of LIBOR

“U” = date of utilisation

“U - X” = X Business Days prior to date of utilisation

SIGNATURES

THE BORROWER

PT INDOSAT TBK

By:

Name:

Address:	Jl. Medan Merdeka Barat No. 21
Jakarta 10110, Indonesia

Fax:	+62 21 3483 3077

email:	halimah.vp@indosat.com

THE ARRANGER

ABN AMRO BANK N.V., JAKARTA BRANCH

By:

Name:

Address:	Jakarta Stock Exchange Building 11th Floor
Jl. Jend. Sudirman Kav. 52-53
Jakarta
Indonesia

Fax:	65 6231 8477/6221 5154430

Attention:	Cecilie Dee/Cynthia Sadang/Nurhajati Soerjohadi/Teddy Setyono

THE FACILITY AGENT

ABN AMRO BANK N.V., STOCKHOLM BRANCH

By:

Name:

Address:	Birger Jarlsgatan 7
SE-101 37 Stockholm
Sweden

Fax:	+468 5723 5017

Attention:	Credit Administration

email:

THE ORIGINAL LENDER

FINNISH EXPORT CREDIT LTD

By:

Name:

Address:	Eteläesplanadi 8
FI-00130 Helsinki
Finland

Fax:	+358 20 460 3501

Attention:	Sirpa Tormakangas